UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐       No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐       No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the for the period ended on June 30, 2021, presented on comparative basis.

Consolidated Condensed Interim Financial Statements

For the six-month period ended on

June 30, 2021, presented on comparative basis

Consolidated Condensed Interim Financial Statements

For the six-month period ended on

June 31, 2021, presented on comparative basis in homogeneous currency

1

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.

Financial year:	N° 43 started on January 1, 2021

Legal Address:	Bartolomé Mitre 434 Ciudad Autónoma de Buenos Aires

Core Business:	Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617

Date of Registration at IGP:	October 15, 1980

Amendment of by-laws (last):	April 24, 2018 (Registration in progress)

Expiration date of the Company’s By-Laws:	October 15, 2079

Corporations Article 33 Companies general Law	Note 6 to Separate Financial Statements

Composition of Capital Stock as of June 30, 2021

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

2

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2021 and December 31, 2020

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	06/30/2021	12/31/2020
ASSETS
Cash and due from banks	1.9 and 4	25,889,622	45,962,544
Cash		9,313,744	16,032,146
Financial institutions and correspondents		16,383,430	29,739,495
Argentine Central Bank		14,701,951	24,593,256
Other local and financial institutions		1,681,479	5,146,239
Others		192,448	190,903
Debt Securities at fair value through profit or loss	1.9, 4, 6.1 and A	16,167,758	12,371,899
Derivatives	6.2 and 4	827,064	180,397
Reverse Repo transactions	6.3 and 4	41,251,468	28,015,929
Other financial assets	1.9, 6.4 and 4	4,345,632	5,369,322
Loans and other financing	4,6.5 and B	124,373,233	132,812,473
To the non-financial public sector		69,970	29,489
To the financial sector		930	15,117
To the Non-Financial Private Sector and Foreign residents		124,302,333	132,767,867
Other debt securities	4, 6.6 and A	70,364,068	51,714,031
Financial assets pledged as collateral	4 and 6.7	7,840,876	6,147,078
Deferred income tax assets		304,662	-
Investments in equity instruments	4 and A	134,077	145,787
Property, plant and equipment	F	8,753,803	8,902,589
Investment property	F	7,510,493	7,516,886
Intangible assets	G	8,498,372	8,500,172
Deferred income tax assets		2,851,552	3,785,777
Other non-financial assets	6.7	1,818,243	1,695,488
Inventories	6.8	100,451	88,935
TOTAL ASSETS		321,031,374	313,209,307

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statement.

3

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2021 and December 31, 2020

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	06/30/2021	12/31/2020
LIABILITIES
Deposits	4, 6.10 and H	243,203,850	223,881,435
Non-financial public sector		14,934,221	9,914,730
Financial sector		123,539	71,956
Non-financial private sector and foreign residents		228,146,090	213,894,749
Liabilities at fair value through profit or loss	4 and 6.11	1,490,914	2,509,000
Derivatives	6.15	-	2,500
Other financial liabilities	4 and 6.12	9,963,291	9,436,530
Financing received from the Argentine Central Bank and other financial institutions	4 and 6.13	4,943,821	7,333,245
Unsubordinated debt securities	4 and 10.4	1,280,829	5,297,145
Current income tax liabilities		-	1,614,512
Subordinated debt securities	4 and 10.4	1,220,266	1,429,285
Provisions	6.14	616,667	853,574
Deferred income tax liabilities		14,842	52,642
Other non-financial liabilities	6.16	13,609,669	15,222,012
TOTAL LIABILITIES		276,344,149	267,631,880

SHAREHOLDERS' EQUITY
Capital stock		456,722	456,722
Paid in capital		36,166,317	36,166,317
Capital Adjustments		3,836,023	3,836,023
Reserve		3,848,851	-
Retained earnings		(283,173)	-
Other comprehensive income		734,536	1,088,939
Net income for the period		(107,979)	3,993,034
Shareholders' Equity attributable to owners of the parent company		44,651,297	45,541,035
Shareholders' Equity attributable to non-controlling interests		35,928	36,392
TOTAL SHAREHOLDERS' EQUITY		44,687,225	45,577,427
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		321,031,374	313,209,307

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

4

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period ended on June 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

		Six-month period ended on		Three-month period ended on
	Notes	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Interest income	6.17	42,101,739	39,846,118	21,642,443	19,173,334
Interest expenses	6.18	(24,253,318)	(16,549,546)	(12,792,621)	(7,003,465)
Net interest income		17,848,421	23,296,572	8,849,822	12,169,869
Service fee income	6.20	6,805,624	7,244,937	3,419,422	3,435,341
Service fee expenses	6.21	(2,074,967)	(2,053,010)	(1,037,835)	(993,494)
Income from insurance activities	8	948,837	1,096,088	466,051	584,308
Net Service Fee Income		5,679,494	6,288,015	2,847,638	3,026,155
Subtotal		23,527,915	29,584,587	11,697,460	15,196,024
Net income from financial instruments (NIFFI) at fair value through profit or loss	6.19	3,957,909	1,464,664	2,168,714	982,185
Result from assets withdrawals rated at amortized cost		70,167	113,559	(25,081)	95,146
Exchange rate difference on gold and foreign currency		356,409	597,936	184,817	449,364
Subtotal		4,384,485	2,176,159	2,328,450	1,526,695
Other operating income	6.22	2,295,473	2,604,002	920,704	1,307,561
Result from exposure to changes in the purchasing power of the currency		(3,677,024)	(2,337,555)	(1,694,047)	(961,617)
Loan loss provisions		(3,382,350)	(5,905,233)	(1,859,188)	(3,403,603)
Net operating income		23,148,499	26,121,960	11,393,379	13,665,060
Personnel expenses	6.23	10,912,992	11,234,741	5,181,508	5,597,165
Administration expenses	6.24	6,243,191	6,306,988	3,429,687	3,428,724
Depreciations and impairment of non-financial assets	6.25	1,733,767	1,455,487	873,720	740,238
Other operating expenses	6.26	4,488,384	4,204,077	2,315,071	2,239,692
Operating income		(229,835)	2,920,667	(406,607)	1,659,241
Income before taxes from continuing operations		(229,835)	2,920,667	(406,607)	1,659,241
Income tax		(121,752)	785,078	(88,377)	241,829
Net income for the period		(108,083)	2,135,589	(318,230)	1,417,412
Net income for the period attributable to owners of the parent company		(107,979)	2,134,155	(317,995)	1,416,584
Net income for the period attributable to non-controlling interests		(104)	1,434	(235)	828

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

5

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME
EARNING PER SHARE

For the six and three-month period ended June 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ended on		Three-month period ended on
Item	06/30/2021	06/30/2020	06/30/2021	06/30/2020
NUMERATOR
Net income for the period attributable to owners of the parent company	(107,979)	2,134,155	(318,230)	1,416,584
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net income attributable to owners of the parent company adjusted by dilution	(107,979)	2,134,155	(318,230)	1,416,584

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect	-	-	-	-
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	456,722	456,722	456,722	456,722

Basic Income per share	(0.24)	4.67	(0.79)	3.10
Diluted Income per share	(0.24)	4.67	(0.79)	3.10

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

6

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period ended on June 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ended on		Three-month period ended on
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Net income for the period	(108,083)	2,135,589	(318,230)	1,417,412
Components of Other Comprehensive Income not to be reclassified to profit or loss
Revaluations of the period of property, plant and equipment and intangibles	(1,495)	-	(1,495)	-
Income tax	(42,563)	-	(42,563)	-
Revaluations of property, plant and equipment and intangibles	(44,058)	-	(44,058)	-
Income for the period from equity instrument at fair value through other comprehensive income	30,801	(1,559)	32,162	(475)
Income tax	-	467	(408)	142
Net income from equity instrument at fair value through changes in other comprehensive income	30,801	(1,092)	31,754	(333)
Total Other Comprehensive Income not to be reclassified to profit or loss	(13,257)	(1,092)	(12,304)	(333)
Components of Other Comprehensive Loss to be reclassified to profit or loss
Loss for the period from financial instrument at fair value through other comprehensive income	(523,089)	679,247	274,281	781,822
Income tax	181,583	(168,126)	(57,911)	(195,110)
Net income from financial instrument at fair value through changes in other comprehensive income	(341,506)	511,121	216,370	586,712
Total Other Comprehensive Loss to be reclassified to profit or loss	(341,506)	511,121	216,370	586,712
Total Other Comprehensive Income	(354,763)	510,029	204,066	586,379
Other comprehensive income attributable to owners of the parent company	(354,403)	509,506	203,918	585,778
Other comprehensive income attributable to non-controlling interests	(360)	523	148	601
Total Comprehensive Income	(462,846)	2,645,618	(114,164)	2,003,791
Total comprehensive income attributable to owners of the parent company	(462,382)	2,643,661	(114,077)	2,002,362
Total comprehensive income attributable to non-controlling interests	(464)	1,957	(87)	1,429

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

7

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six-month period ended on June 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

							Other comprehensive income
Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or loss accrued by financial institutions at FV through profit and loss	Total Shareholders´ equity attributable to parent company	Total Shareholders’ equity attributable to non-controlling interest	Total Shareholders’ equity
Re-expressed Balance at December 31, 2020	456,722	3,836,023	36,166,317	-	-	4,276,207	741,415	64,351	45,541,035	36,392	45,577,427
Adjustment to Prior Year Income	-	-	-	-	-	(283,173)	-	283,173	-	-	-
Balance at December 31, 2020	456,722	3,836,023	36,166,317	-	-	3,993,034	741,415	347,524	45,541,035	36,392	45,577,427
Distribution of retained earnings by the shareholders’ meeting on April 27, 2021:
Constitution of reserves	-		-	441,572	3,407,279	(3,848,851)	-	-	-	-	-
Dividend distribution	-	-	-	-	-	(427,356)	-	-	(427,356)	-	(427,356)
Net Income for the period	-	-	-	-	-	(107,979)	-	-	(107,979)	(104)	(108,083)
Other comprehensive income for the period	-	-	-	-	-	-	(44,014)	(310,389)	(354,403)	(360)	(354,763)
Balance at June 30, 2021	456,722	3,836,023	36,166,317	441,572	3,407,279	(391,152)	697,401	37,135	44,651,297	35,928	44,687,225

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

8

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six-month period ended on June 30, 2021 and 2020

(Expressed in thousands of pesos)

							Other comprehensive income
Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or loss accrued by financial institutions at FV through profit and loss	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´ equity
Balance at December 31, 2019	456,722	3,836,023	41,702,513	239,749	17,608,263	(22,719,903)	138,824	8,615	41,270,806	32,862	41,303,668
Distribution of retained earnings by the shareholders’ meeting on April 28, 2020:
Constitution of reserves	-	-	-	-	6,639,780	(6,639,780)	-	-	-	-	-
Dividend distribution	-	-	-	-	(651,155)		-	-	(651,155)	-	(651,155)
Net Income for the period	-	-	-	-	-	2,134,155	-	-	2,134,155	1,434	2,135,589
Other comprehensive income for the period	-	-	-	-	-	-	-	509,506	509,506	523	510,029
Balance at June 30, 2020	456,722	3,836,023	41,702,513	239,749	23,596,888	(27,225,528)	138,824	518,121	43,263,312	34,819	43,298,131

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

9

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the six-month period ended on June 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2021	06/30/2020
CASH FLOW FROM OPERATING ACTIVITIES

Net income / (loss) for the period before Income Tax	(229,835)	2,920,667

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	1,733,767	1,455,487
Loan loss provisions	3,382,350	5,905,233
Other adjustments
- Exchange rate difference on gold and foreign currency	(356,409)	(597,936)
- Interests from loans and other financing	(42,101,739)	(39,846,118)
- Interests from deposits and financing received	24,253,318	16,549,546
- Net income from financial instruments at fair value through profit or loss	(3,957,909)	(1,464,664)
- Result from derecognition of financial assets measured at amortized cost	(70,167)	(113,559)
- Result from exposure to changes in the purchasing power of the currency	3,677,024	2,337,555
- Interest on liabilities for financial leases	96,950	123,690
- Allowances reversed	(796,618)	(416,178)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	2,896,983	85,562
Derivatives	(646,667)	340,354
Reverse Repo transactions	(13,235,539)	(6,959,309)
Loans and other financing
To the non-financial public sector	(40,481)	(251,962)
To the other financial entities	14,187	(337,814)
To the non-financial sector and foreign residents	47,981,541	41,493,906
Other debt securities	(18,650,037)	(78,596,561)
Financial assets pledged as collateral	(1,693,798)	1,962,755
Investments in equity instruments	(25,453)	(41,220)
Other assets	27,827	20,681

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	5,019,491	(1,625,175)
Financial sector	51,583	(19,919)
Private non-financial sector and foreign residents	(10,001,977)	71,716,272
Liabilities at fair value through profit or loss	(1,018,086)	(153,624)
Derivatives	(2,500)	-
Repo transactions	-	421,849
Other liabilities	(736,098)	1,257,061
Income Tax paid	(761,977)	(1,110,307)

Net cash provided by / (used in) operating activities (A)	(5,190,269)	15,056,272

CASH FLOW FROM INVESTING ACTIVITIES
Payments:
Purchase of PPE, intangible assets and other assets	(1,107,438)	(1,071,976)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

10

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the six-month period ended on June 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2021	06/30/2020
CASH FLOW FROM INVESTING ACTIVITIES

Collections:
Disposals related to PPE, intangible assets and other assets	336,487	28,638
Sales of liabilities and equity instruments issued by other entities	67,964	-

Net cash used in investing activities (B)	(702,987)	(1,043,338)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(1,366,164)	(1,059,950)
Financing received from Argentine Financial Institutions	(5,918,042)	(5,297,151)
Unsubordinated debt securities	(20,178,608)	(33,064,753)
Subordinated debt securities	(209,019)	(67,634)
Dividends paid	(427,356)	(651,154)

Collections:
Financing received from Argentine Financial Institutions	1,901,726	3,553,540
UnSubordinated debt securities	17,789,184	29,689,922
Subordinated debt securities	-	124,756

Net cash used in financing activities (C)	(8,408,279)	(6,772,424)

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	7,987,616	1,135,203

Net increase / (decrease) in cash and cash equivalents (A+B+C+D)	(6,313,919)	8,375,713
Cash and cash equivalents at the beginning of the year (NOTE 1.8)	49,461,172	47,760,445
Result from exposure to changes in the purchasing power of the currency of cash and equivalents	(10,560,598)	(2,500,001)
Cash and cash equivalents at the end of the year (NOTE 1.8)	32,586,655	53,636,157

(*) In the items “Purchase of PPE,intangible asstes and other assets” and “Other liabilities” 682,822 and 6,393 corresponding to non-monetary transactions were eliminated.

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

11

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, Its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., IUDÚ Compañía Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A., Espacio Cordial Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., InvertirOnline,Com Argentina S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U., Futuros del Sur S.A. and Easy Cambio S.A..

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These Consolidated Condensed Interim Financial Statements have been approved by the Board of Directors of the Company at its meeting held on August 25, 2021.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These consolidated financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

(i)	Temporary exception of IFRS 9 “Financial Instruments” application over debt instruments of the non-financial public sector,

(ii)	Temporary exception of the application of Section 5.5 (Value Impairment) for Group C entities, a category that includes IUDÚ Compañia Financiera S.A.. Therefore, provisions of the aforementioned entity are held under minimum provisions standards set by the Argentine Central Bank. See note 1.2.4

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of events and transactions, occurred since the end of the last reporting period, that are significant for understanding the changes in the financial position, performance Group financial statements and cash flow statements with the objective of updating the information corresponding to the latest financial statements for the year ended December 31, 2020 (hereinafter “annual financial statements”). Therefore, these condensed interim consolidated financial statements do not include all the information required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

1.1.1	Impairment of financial assets

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5.5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions. Likewise, Communication “A” 7181 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “C” group Companies until January 1, 2022,a category that includes IUDÚ Compañía Financiera S.A.; therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank. It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving IUDÚ Compañía Financiera classified as Group "C" as of October 1, 2020.

Upon the application of impairment model included in section 5.5 of IFRS 9, a decrease of about 1,086.4 million and 1,065.6 million would have been recorded in the shareholders ´equity as of June 30, 2021 and December 31, 2020 respectively.

12

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2021	12/31/2020
Provisions recorded in financial statements	9,363,653	9,812,718
Provisions pursuant to section 5.5 of IFRS 9	10,915,713	11,335,030
Difference (*)	1,552,060	1,522,312

(*) These balances do not include the effect of income tax

1.2. Preparation basis

These consolidated condensed interim financial statements have been prepared in acoordance whith the accounting framework established by B.C.R.A. described in Note 1.2.4.

The Gruop´s Board has concluded that these consolidated condensed interim financial statements reasonably express the financial position, financial performance and cash flows.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the year. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these consolidated condensed interim financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

1.2.1	Going concern

As of the date of these consolidated condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.2.2	Measuring unit – IAS 29 (Financial reporting in hyperinflationary economies)

Figures included in these consolidated condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these consolidated financial statements have been re-expressed as of June 30, 2021.

13

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.2.3	Comparative information

The balances for the year ended December 31, 2020 and for the six-month period ended June 30, 2020 that are disclosed in these condensed interim financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year. Certain figures of these financial statements have been reclassified in order to present the information in accordance with the regulations in force as of June 30, 2021.

It s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Bank has applied the following:

(i)	Inflation adjustment of figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of June 30, 2020 and December 31, 2020 in order to record them in homogeneous currency.

(ii)	Recognition of an adjustment to prior year income of 283,173 in accordance with Communication "A" 7211, which established that monetary income corresponding to items of a monetary nature that are measured at fair value with offsetting entry in other comprehensive income shall be recorded in income (loss) for the period as of January 1, 2021. For comparative purposes, balances were adjusted as of June 30, 2020.

1.2.4	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on June 30, 2021:

(a)            Changes in the Accounting Framework set by the Argentine Central Bank - monetary income accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI)

Through Communication “A” 7211, the Argentine Central Bank established that monetary income accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI) shall be recorded in the relevant accounts of income (loss) for the period. Consequently, it further established that in fiscal year 2021, retained earnings shall be adjusted and recorded in the account “Adjustments to retained earnings” in order to include monetary income accrued with respect to the aforementioned items that was recorded in OCI as at the beginning of the comparative year. Furthermore, the Communication established that the comparative information to include in the Financial Statements for Quarterly/Annual Publication corresponding to the fiscal year 2021 -both interim and annual- shall take into account the exposure criterion laid down with respect to the involved items of each statement. Accordingly, the comparative information has been modified to comply with the above-mentioned publication.

(b)            Changes in IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Reference interest rate reform (IBOR)

With the purpose of working out issues resulting from the implementation of the reference interest rate reform (IBOR), on August 27, the IASB released changes in standards. The most important changes are related to the accounting of financial instruments at amortized cost. Such changes require that financial entities update contractual cash flows resulting from the reference interest rate reform through the modification of the effective interest rate pursuant to paragraph B5.4.5 of IFRS 9. Therefore, no impact on income is recorded as a result of such modification. Said change shall be applied only when necessary as a direct consequence of the application of the reference interest rate reform (IBOR). IFRS 16 was also modified; thus, requiring lessees to utilize the same modification when accounting changes in leasing payments to be produced as a result of the reference interest rate reform (IBOR).

The Group considers that such changes have no significant effect in its financial statements.

(c)            Amendments to IFRS 16 “Leases”: lease concessions in a COVID-19 environment

Many lessors have granted, or expect to grant, lease concessions to lessees as a consequence of the COVID-19 pandemic. These concessions can be diverse, including grace periods and deferral of lease payments, sometimes followed by an increase in lease payments in future periods. IFRS 16 contains requirements that apply to these concessions. However, the IASB pointed out that it could be difficult to impose such requirements to a potentially large number of lease concessions related to the COVID-19 pandemic, especially in light of many other challenges faced by stakeholders during the pandemic.

14

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As a result of this, the IASB provided lessees (but not lessors) with relief in the form of an optional exemption to assess whether a COVID-19-related lease concession is a lease modification. Lessees can elect to account for lease concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as a variable lease payment. This simplification only applies to lease concessions that occur as a direct consequence of the COVID-19 pandemic. Lessees who make use of the exemption shall disclose such fact as well as the amount recognized in income (loss) that arises from the COVID-19-related lease concessions. If a lessee chooses to apply the practical expedient to a lease, it will apply it consistently to all lease agreements with similar characteristics and under similar circumstances. The amendment will be applied retrospectively in accordance with IAS 8; however, lessees are neither required to restate figures from previous fiscal years nor disclose them pursuant to paragraph 28 (f) of IAS 8.

The Group considers that such changes have no significant effect in its financial statements.

The following sets forth changes that have not become in force as of June 30, 2021:

(a)            Sale or contribution of assets between an investor and its associate or joint Venture – changes in IFRS 10 and IAS 28.

IASB carried out changes specifically on IFRS 10 “Consolidated Financial Entities” and IAS 28 “Investments in associates and joint ventures”. Such changes clarify the accounting of sales or contribution of assets between the investor and its associates and joint ventures and confirm that the accounting treatment depends on whether non-monetary assets sold or contributed to the associate or joint venture account for a “business” (as defined in IFRS 3).

When non-monetary assets account for a business, the investor will recognize earnings or losses of the sale or contribution of assets. If assets do not account for a business, earnings or losses are recognized by the investor only up to the amount recognized by the investor in the associate or joint venture. These changes are applied with retroactive effect.

IASB has decided to delay the application date for this modification until the research project over the interest method is concluded.

The Group is evaluating the impact of the application of this new standard.

(b)            IFRS 17 “Insurance contracts”

On May  18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2023.

The Group is evaluating the impact of the application of this new standard.

(c)            Annual Improvements 2018-2020

Fees included in the 10% test for derecognition of financial liabilities

The amendment to IFRS 9 establishes which fees should be included in the 10% test for derecognition of financial liabilities. Costs or fees could be paid to either third parties or the lender. Under the amendment, costs or fees paid to third parties will not be included in the 10% test.

Illustrative examples accompanying IFRS 16 Leases

Illustrative Example 13 accompanying IFRS 16 is amended to remove the illustration of payments from lessor relating to lease improvements. The reason for the amendment is to remove any potential confusion about the treatment of lease incentives.

15

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Subsidiaries as First-time adopters of IFRS

IFRS 1 grants an exemption to subsidiaries that become a first-time adopter of IFRS after their parent. The subsidiary may measure the carrying amounts of its assets and liabilities that would have been included in the consolidated financial statements of its parent, based on the transition date to IFRS of the parent if no adjustments were made for reasons of consolidation and for the purposes of the business combination by which the parent acquired the subsidiary.

IFRS 1 was amended to allow entities that have taken this IFRS 1 exemption to also measure cumulative translation differences using the amounts reported by the parent, based on the transition date to IFRS of the parent. The amendment to IFRS 1 extends the above-mentioned exemption to cumulative translation differences in order to reduce costs for first-time adopters of IFRS. The amendment will also apply to associates and joint ventures that have taken the same exemption from IFRS 1.

Taxation in fair value measurements

The requirement for entities to exclude cash flows for taxation when measuring fair value measurement under IAS 41 “Agriculture” has been removed. The purpose of this amendment is to align it with the requirement included in the standard to discount cash flows after taxes.

Effective date

All amendments will become effective on January 1, 2022. Early application is allowed.

The Group is evaluating the impact of the application of this new standard.

(d)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

The IASB amended IAS 1, “Presentation of Financial Statements”, to require companies to disclose material accounting policy information rather than significant accounting policy information. The amendment also clarifies that accounting policy information is expected to be material or of relative importance if, without it, users of the financial statements would be unable to understand other material information, or of relative importance, in the financial statements concerning significant accounting standards. To support this amendment, the Board also amended IFRS Practice State 2, “Making Materiality Judgments”, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, helps to distinguish between changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as to those of the current period.

These amendments are applicable to annual periods beginning on or after January 1, 2023. Early application is allowed. Changes shall be applied prospectively.

The Group is evaluating the impact of the application of this new standard.

1.3 Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)	a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;

(b)	the temporal value of money; and

(c)	the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

16

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

•  If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.

•  If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.

•  If the financial instrument contains credit impairment, it is moved to “Stage 3”.

•  For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.

•  A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.

•  Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition

Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the judgments and key assumptions adopted by the Bank for the measurement of PCE, with respect to what was reported in the financial statements as of December 31, 2020.

1.3.1 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

	June 30, 2021
	ECL Staging
Loan Type	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Overdrafts	17,240,438	361,959	290,871	17,893,268
Documents	23,109,795	662,817	125,937	23,898,549
Mortgage loans	10,399,962	1,549,056	1,120,080	13,069,098
Pledge loans	1,918,060	336,887	239,155	2,494,102
Personal loans	20,763,850	3,634,700	1,386,290	25,784,840
Individuals and Business	17,165,167	2,364,725	746,951	20,276,843
Consumer finance	3,598,683	1,269,975	639,339	5,507,997
Credit cards	49,198,841	3,749,798	1,380,264	54,328,903
Individuals and Business	42,246,335	3,309,779	568,945	46,125,059
Consumer finance	6,952,506	440,019	811,319	8,203,844
Financial Lease	3,868,564	251,144	82,092	4,201,800
Others	28,568,266	3,412,006	4,693,789	36,674,061
Total	155,067,776	13,958,367	9,318,478	178,344,621

17

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.3.2 Allowances for loan loss

Allowances for loan losses recognized in the year is affected by a range of factors as follows:

•	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the period, and the resulting “increase” between ECL at 12 months and Lifetime;

•	Additional assignments for new financial instruments recognized during the period, as well as write-offs for withdrawn financial instruments;

•	Impact on the calculation of ECL of changes in DP, EAD and LGD during the period, resulting from the regular updating of model inputs;

•	Impact on the measurement of ECL as a result of changes in models and assumptions;

•	Impact resulting from time elapsing as a consequence of the current value updating;

•	Conversion to local currency for foreign-currency-denominated assets and other movements; and

•	Financial assets withdrawn during the period and application of provisions related to assets withdrawn from the balance sheet during the period.

The following charts explain changes in the provision for credit risk between the beginning and end of the year due to the following factors:

	Allowance
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Allowances for loan losses as of 12/31/2020	1,565,284	2,081,958	6,154,656	9,801,898
Transfers:
From Stage 1 to Etapa 2	(148,020)	757,116	-	609,096
From Stage 1 to Etapa 3	(16,362)	-	418,532	402,170
From Stage 2 to Etapa 3	-	(361,244)	847,682	486,438
From Stage 2 to Etapa 1	33,751	(168,772)		(135,021)
From Stage 3 to Etapa 2	-	19,769	(82,157)	(62,388)
From Stage 3 to Etapa 1	(288)	-	(121,208)	(121,496)
Net changes	314,411	(161,104)	(476,303)	(322,996)
Withdrawn financial assets	(483,080)	(206,824)	(807,999)	(1,497,903)
Exchange Differences and Others	37,897	17,681	148,277	203,855
Allowances for loan losses as of 06/30/2021	1,303,593	1,978,580	6,081,480	9,363,653

*	IUDÚ Compañía Financiera S.A.´s balances of provisions are held under minimum provisions Standards pursuant to Communication “A” 6990 issued by the Argentine Central Bank.

	Assets Before Allowances
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Assets Before Allowances as of 12/31/2020	120,877,314	12,342,493	9,394,564	142,614,371
Transfers:
From Stage 1 to Etapa 2	(3,957,736)	3,957,736	-	-
From Stage 1 to Etapa 3	(538,795)	-	538,795	-
From Stage 2 to Etapa 3	-	(997,586)	997,586	-
From Stage 2 to Etapa 1	1,971,758	(1,971,758)	-	-
From Stage 3 to Etapa 2	-	77,240	(77,240)	-
From Stage 3 to Etapa 1	171,370	-	(171,370)	-
Net changes	(7,030,778)	(892,005)	(770,721)	(8,693,504)
Withdrawn financial assets	(483,080)	(206,824)	(807,999)	(1,497,903)
Exchange Differences and Others	1,004,599	94,460	214,863	1,313,922
Assets Before Allowances as of 06/30/2021	112,014,652	12,403,756	9,318,478	133,736,886

18

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Assets Before Allowances			Total as of June 30,
	Stage 1	Stage 2	Stage 3	2021
Promissory notes	23,109,795	662,817	125,937	23,898,549
Unsecured corporate loans	9,278,762	679,312	2,780,874	12,738,948
Overdrafts	4,653,317	222,055	290,872	5,166,244
Mortgage loans	10,399,962	1,549,056	1,120,080	13,069,098
Automobile and other secured loans	1,918,060	336,887	239,155	2,494,102
Personal loans	20,763,850	3,634,700	1,386,290	25,784,840
Credit card loans	18,597,717	2,338,022	1,380,264	22,316,003
Foreign Trade Loans	12,929,824	2,322,519	1,717,412	16,969,755
Other financings	3,738,804	367,052	108,684	4,214,540
Other receivables from financial transactions	2,755,997	40,193	86,818	2,883,008
Receivables from financial leases	3,868,564	251,143	82,092	4,201,799
Subtotal	112,014,652	12,403,756	9,318,478	133,736,886
Allowances for loan losses	(1,303,593)	(1,978,580)	(6,081,480)	(9,363,653)
Total	110,711,059	10,425,176	3,236,998	124,373,233

1.4 Critical accounting policies and estimates

The preparation of financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

a)            Fair value of derivatives and other financial instruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regularly validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors, such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

b)            Allowances for loan losses and advances.

The Group recognizes the allowance for credit risks under the expected credit losses method included in IFRS 9. The most significant judgments of the model relate to defining what is considered to be a significant increase in credit risk, determining the life of revolving facilities, and in making assumptions and estimates to add relevant information about past events, current conditions, and forecasts of economic conditions. The impact of the forecasts of economic conditions is determined in accordance with the weighted average of three internally developed macroeconomic scenarios that take into consideration the Bank's economic prospects derived from expected macroeconomic variables, which include inflation rate, monthly economic activity estimator, and private sector salary. A high degree of judgment is involved in making estimations that are highly subjective and very sensitive to risk factors.

Note 1.3 provides more detail of how the allowance for expected credit loss (ECL) is measured.

19

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

c)	Impairment of Non-Financial Assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a straight-line method. The Group reviews the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgment in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has defined that there was no evidence of impairment for any period included in the consolidated Financial Statements. Given the aforementioned, no recoverable value has been calculated.

The evaluation process for potential impairment of an asset of indefinite useful life is subject to and require a significant judgment in many points over the course of the analysis, including the identification of its cash-generating unit, the identification and allocation of assets and liabilities to a cash-generating unit and the definition of their recoverable value. The recoverable value is compared with the carrying value in order to define the non-recoverable portion of such value. When calculating the recoverable value of the cash-generating unit in virtue of the assessment of annual or regular impairment, the Group use estimates and significant judgments on future cash flows of the cash-generating unit. Its cash flow forecasts are based on assumptions that account for the best use of its cash-generating unit.

Although the Group believes that assumptions and forecasts used are suitable in virtue of the information available for the administration, changes in assumptions or circumstances may require changes in the assessment. Negative changes in assumptions utilized in an impairment tests of indefinite useful life intangible assets may result in the reduction or removal of the excess of fair value over the book value, which would result in the potential recognition of the impairment.

The Group decided that it would not be necessary to recognize an impairment loss in indefinite useful life intangible assets under such conditions.

d)	Income tax and deferred tax

A significant judgment is required to determine liabilities and assets from current and deferred taxes. The current tax is measured at the amount expected to be paid to the taxation authority using the tax rates that have been enacted or substantially enacted by the end of the reporting period. The deferred tax is measured over temporary differences between tax basis of assets and liabilities and book values at the tax rates that are expected to apply when the asset is realized or the liability settled.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be used, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be used and set off future taxable earnings. Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expectations.

1.5 Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involment with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor´s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the Group has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

20

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following chart provides the subsidiaries which are object to consolidation:

				Percentage of Participation
				06/30/2021			12/31/2020
Company	Condition	Legal Adress	Principal Activity	Direct	Direct and Indirect		Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	99.90	% (1)	97.10%	99.90	% (1)
IUDÚ Compañía Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	99.90%		5.00%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card and Consumer Loans	87.50%	99.99%		87.50%	99.99%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management and Other Services	95.00%	100.00%		95.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of marketable securities	96.80%	100.00%		96.80%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina	Trading of products and services	95.00%	100.00%		95.00%	100.00%
Supervielle Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	100.00%		95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%		100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 344, C.A.B.A., Argentina	Financial Broker	100.00%	100.00%		100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Representations	100.00%	100.00%		100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance Broker	95.24%	100.00%		95.20%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	100.00%	100.00%		100.00%	100.00%
Futuros del Sur S.A.	Controlled	Tres de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%		100.00%	100.00%
Easy Cambio S.A.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Services and exchange agency	100.00%	100.00%		100.00%	100.00%

(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S,A votes amounts to 99.87% as of 06/30/21 and 12/31/2020 .

(2)	All the subsidiaries carry out their activities in Argentina, the local and functional currency being Argentine pesos.

1.6.	Consolidated Structured Entities

The Group has securitized certain financial instruments, mainly loans, originated by personal and pledge loans through the transfers of said instruments to financial trusts that issue multiple classes of debt securities and participation certificates.

21

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Regarding the financial statements as of June 30, 2021 the following consolidated structured entities have been consolidated as of the date of these consolidated financial statements:

	Financial		Due of principal	Securitized	Issued Securities
Issuers	Trust	Set-up on	obligation	Amount	Type	Amount		Type	Amount
Micro Lending S.A.U.	III	06/08/2011	10/12/2016	$39,779	VDF TV A VDF B	VN$	31,823	CP	VN$	1,592
Micro Lending S.A.U.	IV	09/01/2011	06/29/2017	$40,652	VDF TV A VDF B	VN$	32,522	CP	VN$	1,626
IUDÚ Compañia Financiera S.A	23	02/26/2021	12/17/2021	$920,000	VDF	VN$	736,000	CP	VN$	184,000
IUDÚ Compañia Financiera S.A	24	05/28/2021	04/15/2022	$699,000	VDF	VN$	559,200	CP	VN$	139,800

Regarding the financial statements as of December 31, 2020 the following consolidated structured entities have been consolidated as of the date of these consolidated financial statements:

	Financial		Due of principal	Securitized	Issued Securities
Issuers	Trust	Set-up on	obligation	Amount	Type	Amount		Type	Amount
Micro Lending S.A.U.	III	06/08/2011	10/12/2016	$39,779	VDF TV A VDF B	VN$	31,823	CP	VN$	1,592
Micro Lending S.A.U.	IV	09/01/2011	06/29/2017	$40,652	VDF TV A VDF B	VN$	32,522	CP	VN$	1,626

The Group controls a structured entity when it is exposed to, or holds the right to, variable returns and has the capacity to allocate returns through its power to run the activities of the entity, Structured entities are consolidated as from the date on which the control is transferred to the Group. The consolidation of such entities is ceased on the date on which such control is terminated.

As for financial trusts, the Group has evaluated the following:

•	The purpose and design of the trust

•	Identification of relevant activities

•	Decision-making process on these activities

•	If the rights that the Group owns allow it to direct the relevant activities of the trust

•	If the Group is exposed, or is entitled to the variable results from its participation in said trust

•	If the Group has the capacity to affect said results through its power over the trust

In accordance with the aforementioned, the Group has decided that it holds control on such financial trusts and, therefore, such structured entities have been consolidated.

The following chart details the assets and liabilities of Structured Entities that have been consolidated by the Group as of June 30, 2021, and December 31,2020:

	06/30/2021	12/31/2020
Assets		-
Loans	1,171,197	-
Financial assets	99,514	-
Other assets	33,412	-
Total Assets	1,304,123
Liabilities		-
Financial liabilities	761,584	-
Other liabilities	19,482	-
Total Liabilities	781,066	-

Transactions with non-controlling interest

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Group.

22

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.7.	Foreign currency translation

(a)	Functional and presentation currency

Figures included in the consolidated financial statements as per each entity of the Group are expressed in the functional currency, that is, in the currency of the main economic setting where it operates. Consolidated financial ftatements are expressed in Argentine pesos, which is the functional currency and the reporting currency of the Group.

(b)	Transactions and balances

Transactions in foreign currency are converted in the functional currency at the reference Exchange rate released by the Argentine Central Bank and those carried out in other currencies, at the repo rate in US dollars for the reference Exchange rate released by the Argentine Central Bank. Earnings and losses in foreign currency that result in the liquidation of such transactions and the conversion of monetary assets and liabilities denominated in foreign currency at closing exchange rates, are recognized in the integral income statement, under “Difference of exchange rate in gold and foreign currency”, except when such items are deferred in the shareholders’ equity for transactions classified as cash flow hedging, when applicable.

As of June 30, 2021 and December 31, 2020 the balances in US dollars were converted at the reference exchange rate determined by the Argentine Central Bank. In the case of foreign currencies other than US dollars, they have been converted to this currency using the types of passes reported by the Argentine Central Bank.

1.8.	Cash and due from banks

Cash and due from banks includes cash available, freely available deposits in local banks and correspondent banks abroad, which are liquid short-term instruments and have a maturity of less than three months from the date of origination.

Assets recorded in cash and due from Banks are recorded at amortized cost which is close to its fair value.

Cash equivalents are made up by highly liquid short-term securities with three-month or shorter initial maturities, with fair value rating.

The composition of the cash on each of the indicated dates is detailed below:

Item	06/30/2021	12/31/2020	06/30/2020	12/31/2019
Cash and due from banks	25,889,622	45,962,544	47,620,939	45,048,243
Debt securities at fair value through profit or loss	5,529,671	2,341,816	3,248,300	969,959
Money Market Funds	1,167,362	1,156,812	2,766,918	1,742,243
Cash and cash equivalents	32,586,655	49,461,172	53,636,157	47,760,445

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	06/30/2021	12/31/2020	06/30/2020	12/31/2019
Cash and due from Banks
As per Statement of Financial Position	25,889,622	45,962,544	47,620,939	45,048,243
As per the Statement of Cash Flows	25,889,622	45,962,544	47,620,939	45,048,243
Debt securities at fair value through profit or loss
As per Statement of Financial Position	16,167,758	12,371,899	5,419,115	969,959
Securities not considered as cash equivalents	(10,638,087)	(10,030,083)	(2,170,815)	-
As per the Statement of Cash Flows	5,529,671	2,341,816	3,248,300	969,959
Money Market Funds
As per Statement of Financial Position – Other financial assets	4,345,632	5,369,322	4,584,988	3,604,303
Other financial assets not considered as cash	(3,178,270)	(4,212,510)	(1,818,070)	(1,862,060)
As per the Statement of Cash Flow	1,167,362	1,156,812	2,766,918	1,742,243

23

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Reconciliation of financing activities at June 30, 2021 and December 31,2020 is as follows:

	Balances at	Cash Flows		Other non-cash	Balances at
Items	12/31/2020	Collections	Payments	movements	06/30/2021
Unsubordinated debt securities	5,297,145	1,901,726	(5,918,042)	-	1,280,829
Subordinated debt securities	1,429,285	-	(209,019)	-	1,220,266
Financing received from the Argentine Central Bank and other financial institutions	7,333,245	17,789,184	(20,178,608)	-	4,943,821
Lease Liabilities	1,480,955	-	(1,366,164)	1,214,639	1,329,430
Total	15,540,630	19,690,910	(27,671,833)	1,214,639	8,774,346

2.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

With the purpose of implementing a strategic vision focused on the individual client and Small and Medium Size Companies that require and values closeness and digital service models, the Retail Banking sector turned into a new area of Personal and Business Banking.

The Bank´s clients receive the following services:

•	Personal and Business Banking Segment:
-	Small companies, individuals and companies that record anual sales of up to 100,000
-	“Small and Medium Size Companies”, companies that record anual sales of over 100,000 up to 700,000

•	Corporate Baking Segment:
-	Megras that record anual sales over 700,000 up to 2,500,000
-	Big Companies, Grandes companies that record anual sales of over 2,500,000

The Group considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking– Includes a wide range of financial products and services targeted to small comoanies, included in Entrepreneours & SMSs, and high income people identified with so-called Identité proposal. Likewise, the Bank offers services and products targeted to retirees and pensioneers.

b-	Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.

c-	Bank Treasury – This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs. Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotianle securities and develops business with the financial sector clients and whole sale non-financial sector clients,Consumer – Includes loans and other credit products targeted to middle and lower-middle income sectors and non-financial products and services.

d-	Consumer Finance– Includes loans and other credit products targeted to middle and lowed-middle income sectors and non-financial products and services.

e-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.

f-	Asset Management and Other Services– Includes MFs administered by the Group. Includes also assets, liabilities and results of InvertirOnline.Com Argentina S.A.U. and InvertirOnline S.A.U., Supervielle Asset Management S.A., Easy Cambio S.A. and Bolsillo Digital S.A.U.

Operating results of the different operating segments of the Group are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance appraisal of each segment. The performance of such segments will be evaluated based on operating earnings and losses and is measured consistently with operating earnings and losses of the consolidated earnings and losses statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitative manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

24

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group does not present information by geographical segments because there are no operating segments in economic environments with risks and returns that are significantly different,

The following chart includes information by segment as of June 30, 2021 and 2020 and December 31, 2020:

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 06,30,2021
Interest income	13,084,405	7,620,837	18,591,217	3,443,189	316	3,281	(641,506)	42,101,739
Interest expenses	(6,514,365)	(1,223,913)	(15,658,126)	(1,455,014)	-	-	598,100	(24,253,318)
Distribution of results by Treasury	1,592,365	(3,391,736)	1,799,371	-	-	-	-	-
Net interest income	8,162,405	3,005,188	4,732,462	1,988,175	316	3,281	(43,406)	17,848,421
Services Fee Income	4,296,659	387,454	23,798	1,160,079	-	1,097,335	(159,701)	6,805,624
Services Fee Expenses	(1,435,150)	(141,039)	(67,442)	(408,626)	-	(62,637)	39,927	(2,074,967)
Income from insurance activities	-	-	-	-	823,603	-	125,234	948,837
Net Service Fee Income	2,861,509	246,415	(43,644)	751,453	823,603	1,034,698	5,460	5,679,494
Subtotal	11,023,914	3,251,603	4,688,818	2,739,628	823,919	1,037,979	(37,946)	23,527,915
Net income from financial instruments at fair value through profit or loss	-	-	3,423,290	154,215	199,578	137,728	43,098	3,957,909
Income from withdrawal of assets rated at amortized cost	-	-	87,079	-	-	-	(16,912)	70,167
Exchange rate difference on gold and foreign currency	112,734	34,893	84,492	11,413	176	52,222	60,479	356,409
NIFFI And Exchange Rate Differences	112,734	34,893	3,594,861	165,628	199,754	189,950	86,665	4,384,485
Other operating income	1,005,223	886,260	102,778	299,742	6,752	30,934	(36,216)	2,295,473
Result from exposure to changes in the purchasing power of the currency	214,357	(846,287)	(1,776,248)	(491,404)	(322,341)	(214,028)	(241,073)	(3,677,024)
Loan loss provisions	(2,412,552)	(193,151)	(4,187)	(772,460)	-	-	-	(3,382,350)
Net operating income	9,943,676	3,133,318	6,606,022	1,941,134	708,084	1,044,835	(228,570)	23,148,499
Personnel expenses	(7,773,358)	(794,939)	(504,579)	(1,161,069)	(240,678)	(416,266)	(22,103)	(10,912,992)
Administration expenses	(4,504,916)	(336,766)	(330,626)	(697,713)	(169,546)	(264,660)	61,036	(6,243,191)
Depreciations and impairment of non-financial assets	(1,358,865)	(128,122)	(87,976)	(88,714)	(18,219)	(12,937)	(38,934)	(1,733,767)
Other operating expenses	(1,970,462)	(791,923)	(1,114,821)	(487,520)	(5,710)	(86,355)	(31,593)	(4,488,384)
Operating income	(5,663,925)	1,081,568	4,568,020	(493,882)	273,931	264,617	(260,164)	(229,835)
Result from associates and joint ventures	-	-	-	831	-	-	(831)	-
Result before taxes	(5,663,925)	1,081,568	4,568,020	(493,051)	273,931	264,617	(260,995)	(229,835)
Income tax	1,970,333	(155,813)	(1,505,827)	(139,982)	(33,289)	(77,097)	63,427	121,752
Net income	(3,693,592)	925,755	3,062,193	(633,033)	240,642	187,520	(197,568)	(108,083)
Net income for the period attributable to owners of the parent company	(3,693,592)	925,755	3,062,193	(633,033)	240,642	187,520	(197,464)	(107,979)
Net income for the period attributable to non-controlling interest	-	-	-	-	-	-	(104)	(104)
Other comprehensive income	-	-	(308,553)	-	(972)	-	(45,238)	(354,763)
Other comprehensive income attributable to owners of the parent company	-	-	(308,553)	-	(972)	-	(44,878)	(354,403)
Other comprehensive income attributable to non-controlling interest	-	-	-	-	-	-	(360)	(360)
Comprehensive income for the period	(3,693,592)	925,755	2,753,640	(633,033)	239,670	187,520	(242,806)	(462,846)
Comprehensive income attributable to owners of the parent company	(3,693,592)	925,755	2,753,640	(633,033)	239,670	187,520	(242,342)	(462,382)
Comprehensive income attributable to non-controlling interests	-	-	-	-	-	-	(464)	(464)

25

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 06,30,2021
Cash and due from banks	8,997,090	397,806	15,693,152	383,356	1,305	599,556	(182,643)	25,889,622
Debt securities at fair value through profit or loss	-	-	14,762,482	1,394,243	-	11,033	-	16,167,758
Loans and other financing	58,064,928	51,455,845	7,905,675	10,531,195	710,591	62,836	(4,357,837)	124,373,233
Other Assets	3,394,445	1,919,343	124,552,755	3,462,912	1,818,701	780,697	18,671,908	154,600,761
Total Assets	70,456,463	53,772,994	162,914,064	15,771,706	2,530,597	1,454,122	14,131,428	321,031,374

Liabilities by segments
Deposits	118,067,448	23,097,180	98,067,850	4,145,076	-	23,891	(197,595)	243,203,850
Financing received from the Argentine Central Bank and others financial institutions	7,477	-	4,394,167	4,717,191	-	-	(4,175,014)	4,943,821
Unsubordinated debt securities	13,717	8,964	1,258,148	-	-	-	-	1,280,829
Other liabilities	7,356,502	2,469,737	4,913,586	3,063,673	1,227,924	498,873	7,385,354	26,915,649
Total Liabilities	125,445,144	25,575,881	108,633,751	11,925,940	1,227,924	522,764	3,012,745	276,344,149

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 06,30,2020
Interest income	14,464,313	8,666,920	14,199,525	2,781,261	-	44,594	(310,495)	39,846,118
Interest expenses	(4,789,959)	(778,516)	(10,434,883)	(898,303)	-	-	352,115	(16,549,546)
Distribution of results by Treasury	2,881,138	(4,761,020)	1,879,881	-	-	-	1	-
Net interest income	12,555,492	3,127,384	5,644,523	1,882,958	-	44,594	41,621	23,296,572
Services Fee Income	4,900,372	464,845	16,578	1,187,336	-	846,480	(170,674)	7,244,937
Services Fee Expenses	(1,460,621)	(106,325)	(26,387)	(440,355)	-	(24,630)	5,308	(2,053,010)
Income from insurance activities	-	-	-	-	954,670	-	141,418	1,096,088
Net Service Fee Income	3,439,751	358,520	(9,809)	746,981	954,670	821,850	(23,948)	6,288,015
Subtotal	15,995,243	3,485,904	5,634,714	2,629,939	954,670	866,444	17,673	29,584,587
Net income from financial instruments at fair value through profit or loss	-	-	897,567	59,183	247,307	117,025	143,582	1,464,664
Income from withdrawal of assets rated at amortized cost	-	-	113,559	-	-	-	-	113,559
Exchange rate difference on gold and foreign currency	141,510	39,447	257,363	17,608	(83)	35,321	106,770	597,936
NIFFI And Exchange Rate Differences	141,510	39,447	1,268,489	76,791	247,224	152,346	250,352	2,176,159
Other operating income	708,051	1,543,503	87,211	250,077	6,965	19,882	(11,687)	2,604,002
Result from exposure to changes in the purchasing power of the currency	197,471	328,264	(1,959,540)	(579,451)	(229,829)	(101,256)	6,786	(2,337,555)
Loan loss provisions	(2,443,148)	(2,782,006)	31,270	(711,349)	-	-	-	(5,905,233)
Net operating income	14,599,127	2,615,112	5,062,144	1,666,007	979,030	937,416	263,124	26,121,960
Personnel expenses	(8,351,315)	(742,391)	(496,769)	(1,112,175)	(194,502)	(254,890)	(82,699)	(11,234,741)
Administration expenses	(4,483,867)	(316,691)	(304,107)	(771,076)	(168,612)	(226,897)	(35,738)	(6,306,988)
Depreciations and impairment of non-financial assets	(1,155,989)	(90,198)	(68,162)	(86,754)	(12,291)	(3,156)	(38,937)	(1,455,487)
Other operating expenses	(2,532,493)	(929,037)	(304,433)	(369,690)	(173)	(47,071)	(21,180)	(4,204,077)
Operating income	(1,924,537)	536,795	3,888,673	(673,688)	603,452	405,402	84,570	2,920,667
Result from associates and joint ventures	-	-	-	1,224	-	-	(1,224)	-
Result before taxes from continuing operations	(1,924,537)	536,795	3,888,673	(672,464)	603,452	405,402	83,346	2,920,667
Income tax	625,414	139,618	(1,524,981)	138,121	(208,730)	(140,134)	185,614	(785,078)
Net income	(1,299,123)	676,413	2,363,692	(534,343)	394,722	265,268	268,960	2,135,589
Net income for the period attributable to owners of the parent company	(1,299,123)	676,413	2,363,692	(534,343)	394,722	265,268	267,526	2,134,155
Net income for the period attributable to non-controlling interest	-	-	-	-	-	-	1,434	1,434
Other comprehensive income	146,281	103,224	260,524	-	-	-		510,029
Other comprehensive income attributable to owners of the parent company	146,281	103,224	260,524	-	-	-	(523)	509,506
Other comprehensive income attributable to non-controlling interest	-	-	-	-	-	-	523	523
Comprehensive income for the period	(1,152,842)	779,637	2,624,216	(534,343)	394,722	265,268	268,960	2,645,618
Comprehensive income attributable to owners of the parent company	(1,152,842)	779,637	2,624,216	(534,343)	394,722	265,268	267,003	2,643,661
Comprehensive income attributable to non-controlling interests	-	-	-	-	-	-	1,957	1,957

26

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12,31,2020
Cash and due from banks	15,472,162	668,564	29,187,267	302,233	2,727	525,535	(195,944)	45,962,544
Debt securities at fair value through profit or loss	-	-	11,062,649	1,296,902	-	12,348	-	12,371,899
Loans and other financing	65,763,927	52,937,484	7,297,906	9,203,187	742,004	61,914	(3,193,949)	132,812,473
Other Assets	10,739,389	10,432,589	74,494,761	3,852,119	1,572,608	1,163,296	19,807,629	122,062,391
Total Assets	91,975,478	64,038,637	122,042,583	14,654,441	2,317,339	1,763,093	16,417,736	313,209,307

Liabilities by segments
Deposits	117,596,938	20,283,501	81,708,330	4,467,338	-	26,516	(201,188)	223,881,435
Financing received from the Argentine Central Bank and others financial institutions	18,812	-	7,262,267	3,174,391	-	-	(3,122,225)	7,333,245
Unsubordinated debt securities	29,948	15,776	5,251,421	-	-	-	-	5,297,145
Other liabilities	9,375,924	2,598,643	7,398,871	2,529,861	1,074,193	679,402	7,463,161	31,120,055
Total Liabilities	127,021,622	22,897,920	101,620,889	10,171,590	1,074,193	705,918	4,139,748	267,631,880

27

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

3.	INCOME TAX

Law 27,451 has recently been enacted, which mainly establishes the following accounting impacts

(a)	Article 27 of the Law stipulates that the inflation adjustment, positive or negative, corresponding to the first and second fiscal year beginning on January 1, 2019, should allocate a sixth (1/6) in that fiscal period and the remaining five sixth (5/6), in equal parts, in the next five (5) immediate fiscal periods.

In turn, it is clarified that said provision does not preclude the allocation of the remaining thirds corresponding to previous periods, calculated in accordance with the previous version of article 194 of the Income Tax Law.

(b)	Article 48 of the Law 27,451 establishes that until the fiscal years beginning as of January 1, 2021 inclusive, the tax rate will be thirty percent (30%) -Dividends or distributed profits will be 7%.

The following table reconciles the statutory income tax rate in Argentina to the Group´s effective tax rate as of June 30, 2021

06/30/2021
Current income tax	774,674
Income tax – deferred method	(1,035,446)
Income Tax	(260,772)

Income tax allotted in the Income Statement	(121,752)
Income tax allotted in Other comprehensive income	(139,020)
Total Income Tax Charge	(260,772)

The following is a reconciliation between the income tax charged to income as of June 30,2021, that which would result from applying the current tax rate on the accounting profit:

06/30/2021
Income before taxes	(229,835)
Tax rate	27%
Income for the year at tax rate	(62,055)
Permanent differences at tax rate:
- Contribution SGR	(264,250)
- Tax inflation adjustment	134,568
- Adjustment DDJJ	26,496
- Corrections to the deferred	17,481
- Non-deductible results	26,008
Income tax	(121,752)

3.1	Deferred tax

The net position of the deferred tax is as follows:

06/30/2021
Deferred tax assets	2,851,552
Deferred tax liability	(14,842)
Net assets by deferred tax	2,836,710

Deferred tax assets / (liabilities) are summarized as follows:

Items	Balance at 12/31/2020	(Charge)/Credit to Income	(Charge)/Credit to OCI	Balance at 06/30/2021
Shelters	116,979	41,413	-	158,392
Organization and development expenses	(293,681)	(143,371)	-	(437,052)
Intangible assets	(1,104,732)	3,641	-	(1,101,091)
Investments	(53,888)	8,701	-	(45,187)
Others	(8,592)	641	-	(7,951)
Retirement plans	145,176	57,817	-	202,993
Forecasts of eventual commitments	6,524	930	-	7,454
Loan Loss Reserves	2,430,146	(4,803)	-	2,425,343
Property, plant and equipment	(1,547,590)	(1,575,685)	-	(3,123,275)
Shareholding	(790)	445	-	(345)
Foreign Currency	(53,737)	161,785	(166,144)	(58,096)
Sale and replacement	47,766	(1,792)	-	45,974
Provisions	154,501	21,688	-	176,189
Loan origination costs	1,176	-	-	1,176
Right to use leased assets	370,238	95,061	-	465,299
Staff rewards	114,452	(15,645)	-	98,807
Inflation adjustment credit	3,162,021	(243,456)	-	2,918,565
Bankruptcies	247,165	862,350	-	1,109,515
Total	3,733,134	(730,280)	(166,144)	2,836,710

28

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The net position of the deferred tax is as follows:

06/30/2021
Deferred taxes to be recovered in more than 12 months	3,422,994
Deferred taxes to be recovered in 12 months	2,682,167
Subtotal – Deferred tax assets	6,105,161
Deferred taxes to be paid in more than 12 months	3,235,275
Deferred taxes to be paid in 12 months	33,176
Subtotal – Deferred tax liabilities	3,268,451
Total Net Assets by deferred Tax	2,836,710

According to the analysis carried out by the Group, it is considered that the assets detailed above meet the requirements to consider them recoverable and thus carry out the corresponding recognition.

3.2	Income tax - Deferred tax

In June 2021, a law was enacted that establishes a new tiered aliquot structure for income tax with three segments based on the level of accumulated net taxable income. The new aliquots are:

-25% for accumulated net taxable income of up to AR$ 5 million;

-30% for the second tax bracket, which is for net taxable income of up to AR$ 50 million;

-35% for net taxable income of more than AR$ 50 million.

Said modification will be applicable for fiscal years beginning on or after January 1, 2021.

4.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1: The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates. If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments held by the Group is detailed below, as of June 30, 2021 and December 31, 2020:

Instrument portfolio as of 06/30/2021	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	15,782,788	384,970	-
- Derivatives	827,064	-	-
- Other financial assets	3,218,534	-	-
- Other debt securities	5,787,025	57,361,286	-
- Financial assets pledged as collateral	7,559,700	-	-
- Investments in Equity Instruments	56,893	77,184	-
Total Assets	33,232,004	57,823,440	-
Liabilities
- Liabilities at fair value through profit or loss	1,490,914	-	-
- Other financial liabilities	8,686,726	-	-
Total Liabilities	10,177,640	-	-

29

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Instrument portfolio as of 12/31/2020	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	12,072,160	299,739	-
- Derivatives	180,397	-	-
- Other financial assets	4,269,813	-	-
- Other debt securities	7,962,102	35,318,391	-
- Financial assets pledged as collateral	5,874,564	-	-
- Investments in Equity Instruments	108,936	36,851	-
Total Assets	30,467,972	35,654,981	-
Liabilities
- Liabilities at fair value through profit or loss	2,509,000	-	-
- Derivatives	2,500	-	-
- Other financial liabilities	9,182,051	-	-
Total Liabilities	11,693,551	-	-

According to IFRS, the estimated residual value of an instrument at inception is generally the transaction price. In the event that the transaction price differs from the determined fair value, the difference will be recognized in the income statement on a proportional basis during the duration of the instrument. As of June 30, 2021, no differences have been recorded with respect to the transaction price.

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of June 30, 2021 and December 31, 2020 :

Other Financial Instruments as of 06/30/2021	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	25,889,622	25,889,622	25,889,622	-	-
-Other financial assets	1,127,098	1,127,098	1,127,098	-	-
-Loans and other financing	124,373,233	136,359,145	-	-	136,359,145
- Repo transactions	41,251,468	41,251,468	41,251,468	-	-
- Other Debt Securities	7,215,757	7,215,757	7,215,757	-	-
-Financial assets in as guarantee	281,176	281,176	281,176	-	-
	200,138,354	212,124,266	75,765,121	-	136,359,145
Financial Liabilities
-Deposits	243,203,850	244,374,837	-		244,374,837
- Other financial liabilities	1,276,565	1,276,565	1,276,565	-	-
-Financing received from the BCRA and other financial institutions	4,943,821	5,214,212	-	-	5,214,212
- Unsubordinated debt securities	1,280,829	1,280,829	1,280,829	-	-
- Subordinated debt securities	1,220,266	1,291,199	1,291,199	-	-
	251,925,331	253,437,642	3,848,593	-	249,589,049

Other Financial Instruments as of 12/31/2020	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	45,962,544	45,962,545	45,962,545	-	-
-Other financial assets	1,099,509	1,099,508	1,099,508	-	-
-Loans and other financing	132,812,473	140,867,501	-	-	140,867,501
- Repo transactions	28,015,929	28,015,929	28,015,929	-	-
- Other Debt Securities	8,433,538	8,433,538	8,433,538	-	-
-Financial assets pledged as collateral	272,514	272,515	272,515	-	-
	216,596,507	224,651,536	83,784,035	-	140,867,501
Financial Liabilities
-Deposits	223,881,435	224,732,783	-	-	224,732,783
-Other financial liabilities	254,479	254,479	254,479	-	-
-Finances received from the BCRA and other financial institutions	7,333,245	7,026,957	-	-	7,026,957
- Unsubordinated debt securities	5,297,145	5,297,145	5,297,145	-	-
- Subordinated debt securities	1,429,285	1,494,234	1,494,234	-	-
	238,195,589	238,805,598	7,045,858	-	231,759,740

30

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

5.	RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it, On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them, For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are considered to be the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise significant influence or control.

Controlling Entity

Mr, Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on Bartolomé Mitre 434, 5th floor, Autonomous City of Buenos Aires, Julio Patricio Supervielle´s interest in the capital and votes of the Group as of June 30, 2021 and December 31, 2020 amounts to the 35,12% and 35,12% respectively.

Transactions with related parties

The financings, including those that were restructured, were granted in the normal course of business and on substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to non-related parties, Likewise, they did not imply a risk of bad debts greater than normal nor did they present any other type of unfavorable conditions.

31

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

6.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

6.1 Debt securities at fair value through profit or loss

	06/30/2020	12/31/2020
Goverment securities	14,848,835	11,109,555
Corporate securities	384,970	503,392
Securities issued by the Argentine Central Bank	933,953	758,952
	16,167,758	12,371,899

6.2 Derivatives

Debtor balances related to forward operations in foreign currency to be settled in pesos	825,270	179,734
Debtor balances related to forward operations in foreign currency	1,794	663
	827,064	180,397

6.3 Repo Trasactions

Financial debtors for active repos of government securities	1,810,622	-
Financial debtors for active repos of I.R.M. with Argentine Central Bank	39,283,012	27,947,978
Accrued interest receivable for active repos	157,834	67,951
	41,251,468	28,015,929

6.4 Other financial assets

Participation Certificates in Financial Trusts	80,858	51,201
Investments in Asset Management and Other Services	1,461,976	1,916,193
Other investments	522,011	671,343
Receivable from spot sales peading settlament	1,165,661	1,351,302
Several debtors	586,062	1,042,862
Miscellaneous debtors for credit card operations	439,440	255,422
Miscellaneous debtors for collections	89,624	80,999
	4,345,632	5,369,322

6.5 Loans and other financing

To the non-financial public sector	69,970	29,489
To the financial sector	930	15,117
Overdrafts	5,113,743	3,125,918
Promisory notes	34,372,929	39,317,758
Mortgage loans	12,834,580	13,049,673
Automobile and other secured loans	2,376,328	2,228,212
Personal loans	25,148,938	25,599,263
Credit cards loans	21,527,693	23,929,534
Foreign trade Loans	13,955,078	12,354,863
Receivables from financial leases	3,931,631	3,623,265
Others	5,041,413	9,539,381
	124,373,233	132,812,473

6.6 Other debt securities

Goverment securities	13,011,268	16,391,073
Securities issued by the Argentine Central Bank	57,352,711	35,318,391
Others	89	4,567
	70,364,068	51,714,031

6.7 Financial assets pledged as collateral

Special guarantees accounts in the Argentine Central Bank	4,871,904	4,650,482
Deposits in guarantee	2,968,972	1,496,596
	7,840,876	6,147,078

6.8 Other non-financial assets

Other Miscellaneous assets	777,110	756,585
Loans to employees	102,419	294,837
Payments in advance	728,898	403,492
Works of art and collector's pieces	40,534	40,534
Retirement insurance	59,014	179,529
Other non-financial assets	110,268	20,511
	1,818,243	1,695,488

6.9 Inventories

Electronics	83,982	70,535
Home and Health care	18,213	20,190
Tools and Workshop Equipment	656	325
Obsolescence Reserve	(2,400)	(2,115)
	100,451	88,935

6.10 Deposits

Non-financial sector	14,934,221	9,914,730
Financial sector	123,539	71,956
Current accounts	22,760,150	24,236,167
Savings accounts	114,462,540	125,885,465
Non-financial sector	86,280,371	59,480,420
	4,643,029	4,292,697
	243,203,850	223,881,435

32

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

6.11 Liabilities at fair value through profit and loss

Liabilities for transactions in local currency	1,490,914	2,509,000
	1,490,914	2,509,000

6.12 Other financial liabilities

Amounts payable for spot transactions pending settlement	1,871,089	1,707,596
Collections and other operations on behalf of third parties	5,968,761	6,206,234
Fees accrued to pay	3,794	6,796
Financial guarantee contracts	14,025	24,854
Liabilities associated with the transfer of financial assets not derecognised	771,690	-
Lease liability	1,329,430	1,480,955
Others	4,502	10,095
	9,963,291	9,436,530

6.13 Financing received from the Argentine Central Bank and other financial institutions

Financing received from local financial institutions	972,285	808,600
Financing received from international institutions	3,971,536	6,524,645
	4,943,821	7,333,245

6.14 Provisions

Provisions for unutilized balances	386,350	583,568
Eventual commitments	219,924	259,186
Other contingencies	10,393	10,820
	616,667	853,574

6.15 Derivative

Credit balances related to foreign currency forward transactions payable in pesos	-	2,500
	-	2,500

6.16 Other non-financial liabilities

Payroll and social securities	5,517,499	6,894,009
Sundry creditors	4,564,382	4,587,854
Tax payable	2,438,676	2,258,919
Planned payment orders pending settlement	871,576	1,121,414
Revenue from contracts with customers	153,772	236,443
Contribution to the deposit guarantee fund	33,536	116,381
Others non- financial liabilities	30,228	6,992
	13,609,669	15,222,012

6.17 Interest income

	Six-month period ended on		Three-month period ended on
	06/30/2021	06/30/2020	06/30/2021	06/30/2021
Interest on overdrafts	1,048,009	2,229,686	572,110	993,900
Interest on promissory notes	4,230,261	3,603,821	2,033,221	1,509,850
Interest on personal loans	8,332,082	9,131,998	4,213,344	4,483,514
Interest on promissory notes	3,060,308	4,292,898	1,399,714	1,787,859
Interest on credit card loans	2,553,394	2,394,257	1,210,593	856,287
Interest on mortgage loans	3,229,937	2,501,690	1,653,161	1,134,085
Interest on automobile and other secured loan	597,099	460,030	304,252	219,401
Interest on foreign trade loans and USD loans	602,721	1,048,681	265,502	518,681
Interest on financial leases	519,312	471,770	278,816	228,766
Interest on public and private securities measured at amortized cost	10,785,906	-	6,019,403	(3,952,293)
Others	7,142,710	13,711,287	3,692,327	11,393,284
	42,101,739	39,846,118	21,642,443	19,173,334

33

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

6.18 Interest expenses

Interest on current accounts deposits	8,112,478	2,784,709	4,417,092	1,342,206
Interest on time deposits	15,354,381	11,490,317	7,960,713	4,880,225
Interest on other liabilities from financial transactions	653,028	1,913,369	325,336	591,983
Interest from financing from financial sector	47,466	88,210	41,359	80,214
Others	85,965	272,941	48,121	108,837
	24,253,318	16,549,546	12,792,621	7,003,465

6.19 Net income from financial instruments at fair value through profit or loss

Income from corporate and government securities	2,904,445	1,319,562	1,799,816	948,666
Income from securities issued by the Argentine Central Bank	151,435	67,255	85,673	17,396
Derivatives	902,029	77,847	283,225	16,123
	3,957,909	1,464,664	2,168,714	982,185

6.20 Service fee income

Commissions from deposit accounts	2,640,492	3,146,179	1,435,218	1,497,491
Commissions from credit and debit cards	2,042,818	2,123,658	975,059	873,105
Commissions from loans operations	50,344	151,203	28,798	46,700
Commissions from miscellaneous operations	2,023,306	1,748,823	954,183	976,435
Others	48,664	75,074	26,164	41,610
	6,805,624	7,244,937	3,419,422	3,435,341

6.21 Service fee expenses

Commissions paid	2,024,778	2,029,089	1,032,368	980,348
Export and foreign currency operations	50,189	23,921	5,467	13,146
	2,074,967	2,053,010	1,037,835	993,494

6.22 Other operating incomes

Loans recovered and allowances reversed	796,618	416,178	240,902	(117,235)
Insurance commissions	(2,999)	47,079	1,522	22,700
Rental from safety boxes	152,481	206,160	74,544	98,468
Commissions from trust services	13,569	9,891	5,800	2,638
Returns of risk funds	428,607	1,017,382	120,914	925,710
Sales of property. plant and equipment	75,599	85,163	35,176	41,198
Miscellaneous credit adjustments	1,917	9,466	230	6,614
Default interests	97,678	225,803	70,418	81,238
Others	732,003	586,880	371,198	246,230
	2,295,473	2,604,002	920,704	1,307,561

6.23 Personnel expenses

Payroll and social securities	9,706,117	10,308,316	4,831,989	5,247,363
Personnel expenses	1,206,875	926,425	349,519	349,802
	10,912,992	11,234,741	5,181,508	5,597,165

6.24 Administration expenses

Directors´ and statutory auditors´fees	203,492	203,721	132,262	143,144
Other fees	1,715,490	1,877,879	956,829	1,103,974
Advertising and publicity	391,363	368,110	222,198	186,941
Taxes	1,381,364	1,102,532	729,808	524,003
Maintenance. security and services	1,756,895	2,020,299	995,008	1,110,488
Rent	38,067	56,596	18,602	28,114
Others	756,520	677,851	374,980	332,060
	6,243,191	6,306,988	3,429,687	3,428,724

34

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

6.25 Depreciation and impairment of non-financial assets

Depreciation of property. plant and equipment (Schedule F)	350,026	316,784	174,369	165,420
Depreciation of miscellaneous assets	132,390	160,241	65,977	80,650
Amortization of intangible assets (Schedule G)	784,558	484,574	406,493	251,648
Depreciation of rent asstes by right of use (Schedule F)	466,793	493,888	226,881	242,520
	1,733,767	1,455,487	873,720	740,238

6.26 Other operating expenses

Promotions related with credit cards	302,181	314,489	159,189	127,765
Turnover tax	3,340,917	2,540,073	1,704,301	1,224,754
Result by initial recognition of loans	93,391	99,009	55,170	32,207
Charges paid to National Social Security Administration (ANSES)	41,606	121,728	18,629	61,026
Balance adjustments loans and credit cards	52,822	78,243	30,993	29,780
Operationaal losses	12,846	31,204	137	10,114
Interests for leases liabilities	96,950	123,690	32,666	64,184
Coverage services	8,120	9,834	3,841	3,720
Contributions made to deposit insurance fund	200,920	152,211	103,730	79,242
Charge for credit loss of others credits and for other provisions	105,366	-	57,110	-
Shareholders Personal Property Tax	3,763	-	3,763	-
Others	229,502	733,596	145,542	606,900
	4,488,384	4,204,077	2,315,071	2,239,692

7.	DIVIDENDS

On April 27, 2021, the Shareholders’ General Meeting approved the following distribution of retained earnings for the year ended on December 31, 2020:

*	Optional reserve for future dividend distribution: 341,000(*)

*	Legal reserve: 352,343(*)

*	Other reserve: 2,718,768(*)

(*) Values expressed in currency of 12,31,2020

8.	INSURANCE

The composition of “Income from insurance activities” as of June 30, 2021 and 2020, is as follows:

	Six-month period ended on		Three-month period ended on
Items	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Accrued premiums	1,492,742	1,456,495	763,094	713,932
Accrued losses	(281,559)	(142,477)	(153,048)	(38,396)
Production expenses	(262,346)	(217,930)	(143,995)	(91,228)
Total	948,837	1,096,088	466,051	584,308

35

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

9.	ASSET MANAGEMENT AND OTHER SERVICES

As of June 30, 2021 and December 31, 2020, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No, 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

Asset Management and Other	Portfolio		Net Worth		Number of Units
Services	06/30/2021	12/31/2020	06/30/2021	12/31/2020	06/30/2021	12/31/2020
Premier Renta CP en Pesos	24,742,949	40,999,159	24,700,058	40,957,000	5,470,391,726	12,597,963,038
Premier Renta Plus en Pesos	246,435	189,861	243,414	183,823	15,278,713	11,899,481
Premier Renta Fija Ahorro	6,873,818	1,944,220	6,808,753	1,931,117	1,983,310,848	59,317,777
Premier Renta Fija Crecimiento	97,076	83,566	94,783	82,892	4,435,281	3,983,791
Premier Renta Variable	177,272	212,738	173,726	209,614	5,231,394	6,689,975
Premier Abierto Pymes	1,057,305	1,063,164	1,020,899	1,036,194	115,808,375	119,588,138
Premier Commodities	411,793	292,689	300,321	288,175	24,357,723	25,702,973
Premier Capital	880,349	217,249	877,362	216,026	136,977,458	36,842,932
Premier Inversión	723,162	832,128	696,826	805,918	1,277,534,420	1,576,391,366
Premier Balanceado	1,485,798	1,351,161	1,433,855	1,350,167	253,733,905	253,733,905
Premier Renta Mixta	1,810,795	4,020,720	1,612,585	3,559,731	483,186,064	1,072,064,209
Premier Renta Mixta en Dólares	117,265	127,375	115,829	127,375	1,974,139	2,083,508
Premier Performance Dólares	551,290	594,262	548,227	589,432	7,294,241	7,724,190
Premier Global USD	488,972	554,002	488,589	553,439	4,810,128	5,444,411

10.	ADDITIONAL INFORMATION REQUIRED BY THE BCRA

10.1.	CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No, 24485 and Decree No, 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

Through Decree No, 1127/98 dated September 24, 1998, the National Executive Branch established the maximum coverage limit of the guarantee system, applicable to demand or time deposits, in pesos and/or foreign currency. Until February 28, 2019, such limit amounts to 450, pursuant to Communication “A” 5943. As from March 1, 2019, such limit amounted to 1,000 pursuant to Communication “A” 6654, As from May 1, 2020, the new limit amounts to $ 1,500, pursuant to Communication “A” 6973.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F,G,D,), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Enforced on January 20, 2019, pursuant to provision “A” 6435, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1,3 times such rate. Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be carried out by said institution.

10.2.	RESTRICTED ASSETS

As of June 30, 2021 and December 31, 2020 Grupo Supervielle’s following assets are restricted:

Detail	06/30/2021	12/31/2020
Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	4,871,904	4,650,483
	4,871,904	4,650,483

Miscellaneous Receivables
Guarantee deposits for currency forward transactions	2,257,589	753,510
Guarantee deposits for credit cards transactions	515,231	528,797
Other guarantee deposits	182,893	201,546
	2,955,713	1,483,853

36

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

10.3.	COMPLIANCE OF PROVISIONS ISSUED BY THE NATIONAL SECURITIES COMMISSION

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019,2020 and until June 30, 2021, the accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

10.4.	ISSUANCE OF NEGOTIABLE DEBT SECUTITIES

Banco Supervielle S.A.

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares, for an amount of up to US $ 2,300,000,000 (or its equivalent in other currencies or units of value)

The following describes issuances in force as of June 30, 2021 and December 31, 2020:

Issuance		Nro, of						Book Value
date	Currency	Class	Amount	Amortization	Term	Maturity date	Rate	06/30/2021	12/31/2020
12/22/17	$	C	659,750	3 installments: 12-22-2020 33,33%, 06-22-2021 33,33%, and upon maturity 33,34%,	48	12/22/2021	Floating Badlar + 4,25%	222,009	556,850
02/14/18	$	E	1,607,667	3 equal and consecutive annual installments, 1° 02-14-21	60	02/14/2023	Floating Badlar of Private Banks + 4,05%	1,058,820	1,979,577
06/30/20	u$s	G	30,000,000	Quarterly: 12-22-20, 06- 22-21, 06-30-21	12	06/30/2021	2% Nominal Annual	-	2,760,718
							Total	1,280,829	5,297,145

Global Program for the Issuance of Negotiable Debt securities for up to V / N $ 750,000 (expanded to V / N $ 2,000,000),

The following chart provides the main terms and conditions of issuances underway as of June 30, 2021 and December 31, 2020:

		Nro, of				Maturity		Book Value
Issuance date	Currency	Class	Amount	Amortization	Term	date	Rate	06/30/2021	12/31/2020
11/18/2014	US$	IV	13,441	100% at mat,	84 Months	11/18/2021	7%	1,220,266	1,429,285
Total								1,220,266	1,429,285

10.5.	FINANCIAL TRUSTS

The detail of the financial trusts in which The Entity acts as Trustee or as Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where the Bank acts as a trustee as of June 30, 2021:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”), 30 days (thirty days) after the maturity of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6.000 (six thousand US Dollars) at the exchange rate in force in Banco Supervielle as a fine,	-	-	Those initially mentioned in Exhibit V (DISERVEL S.R.L, INGENIAS S.R.L, GEOTECNIA (INV, CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor	Interconexion Electrica Rodeo S.A.

37

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As of 09/30/2020, Banco Supervielle S.A. as Trustee, is undergoing a negotiation process for the Contract “Extension Commission”, On 10/07/2020, the Trustor accepted the extension commission and the Bank accepted the request for the extension of the Trust contract sent by IERSA on 09-16-20.

As Settler

IUDÚ Compañia Financiera S.A. (Financial Trust CCF)

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

		Initial	Títulos Emitidos		Book value at 06/30/2021
Financial Trust	Set-ip on	Amount in Trust	Participation Certificates	Debt Securities	Participation Certificates	Debt Securities
23	2/26/2021	920,000	184,000	736,000	184,000	-
24	05/28/2021	699,000	139,800	559,200	139,800	-

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial		Securitized	Issued Securities
Trust	Set-up on	Amount	Type	Amount		Type	Amount		Type	Amount
III	06/08/2011	$39,779	VDF TV A Mat: 03/12/13	VN$	31,823	VDF B Vto: 11/12/13	VN $	6,364	CP Vto: 10/12/16	VN $	1,592
IV	09/01/2011	$40,652	VDF TV A Mat: 06/20/13	VN$	32,522	VDF B Vto: 10/20/13	VN $	6,504	CP Vto: 06/29/17	VN $	1,626

10.6.	RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

It is worth to be mentioned that pursuant to Communication “A” 6464 issued by the Argentine Central Bank, until March 31, 2020, financial entities, which, for the purpose of determining the distributable result, have not applied the additional of 1 percentage point on capital margins shall rely on previous authorization issued by the SEFyC.

On August 30, 2019 and with the purpose of stabilizing the exchange market, the Argentine Central Bank issued Communication “A” 6768, pursuant which financial entities shall rely on the previous authorization of Exchange and Financial Entities Superintendence before distributing its income. Over the course of such authorization process, the Comptroller Entity will assess, among other items, potential effects of the application of international accounting standards pursuant to Communication “A” 6430 (Paragraph 5.5 of IFRS 9 – Detriment of financial assets value) as well as the effects of the re-expression of financial statements pursuant to Communication “A” 6651.

38

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

On March 19, 2020 the Argentine Central Bank issued Communication “A” 6939 by means of which the suspension of income distribution of financial entities was made effective until June 30, 2020, extending it until December 31, 2021 through communication "A" 7035 of June 4, 2020.

Likewise, on December 17, 2020, through communication “A” 7181, the BCRA decided to extend said suspension in the distribution of results until June 30, 2021. Later on June 24, 2021 through Communication “A” 7312 again extended the extension until December 31, 2021.

10.7.	ACCOUNTS IDENTIFYING MINIMUM CASH INTEGRATION COMPLIANCE

As of June 30, 2021 and December 31, 2020, the minimum cash reserve was made up as folllows:

Item	06/30/2021	12/31/2020 (*)
Current accounts in the Argentine Central Bank	4,700,000	9,586,497
Sight accounts in the Argentine Central Bank	10,669,231	10,288,224
Special guarantee accounts in the Argentine Central Bank	4,622,667	3,521,513
Special accounts for previous credit payment	384,803	-
Total	20,376,701	23,396,234

(*) Historical values without inflation adjustment

It is worth mentioning that on those dates, the Group was in compliance with minimum cash integration requirements.

10.8.	CONTRACT AS A FINANCIAL AGENT BY THE PROVINCE OF SAN LUIS

On January 17, 2017, Banco Supervielle S.A. received a communication from the Ministry of Public Treasury of the Province of San Luis giving notice of the termination of the Financial Agent Contract that Banco Supervielle has with the Province, effective as of February 28, 2017. The communication also states that, without prejudice to the exercise of the right to terminate the contract, the Province may continue to operate with the Bank until a new financial agent is selected.

Since February 2017, the Bank has continued rendering financial services to the Government of San Luis Province and its employees.

On June 7, 2018, the Province ratified said agreement over a 12-month period, thus regularizing the Bank´s role as exclusive payment agent, which has not been interrupted since 20 years ago. Such agreement has been renewed several times and according to the last renewal signed, it expires on May 31, 2021.

In January 2019, the government of San Luis Province disclosed the terms and conditions of the auction to be held by the Province for the new financial agent agreement. The Bank submitted its offer on March 15, 2019, Only two offers were submitted. On December 6, 2019, the Government of San Luis issued Decree N°8589 by means of which the auction was closed without assigning such financial agent agreement.

As of the date of these financial statements, the Group continues to provide financial services to the provincial government of the Province of San Luis and its employees.

11.	FINANCIAL RISK FACTORS

There have been no significant changes in policies related to the administration of risks the Group may be exposed to regarding financial statements as of December 31, 2020 and in Note1.3.

12.	INTERNATIONAL FINANCING PROGRAMS

In December 2017, Banco Interamericano de Desarrollo (BID) granted Banco Supervielle S.A. a loan (tranche A) for USD 40,000,000, USD 35,000,000 of which are settled over a three-year term and the remaining USD 5,000,000 over a five-year term.In June 2018, the Bank was granted a loan (tranche B) for USD 93,500,000, USD 40,000,000 are settled over a year term and the remaining USD 53,500,000 are settled over ywo years and a half. As of December 31, 2020, Tranche B will be canceled in its entirety, and the USD 35,000,000 of Tranche A.

39

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

In turn, in September 2019, the Entity was granted a senior non-guaranteed syndicated loan for USD 80,000,000 (eighty million US Dollars) at a three-year term and a Libor interest rate +3,40% by the FMO, the Dutch development bank, as organizer, and Proparco, a subsidiary of the French Development Agency. Such funds were immediately allocated among Small and Medium Size Companies Clients of our portfolio who run their businesses in regional exporting economies in different sectors. During the month of November 2020, the first capital installment for USD 20,000,000 was paid and in June 2021 the second installment, whereby the balance is USD 40,000,000.

It is worth to be mentioned that such agreement is subject to the compliance of certain financial covenants, certain “do and do not do” conditions as well as certain reporting requirements.

As of June 30, 2021 and the date of issuance of these financial statements, the Group was in compliance with the financial covenants of both loans.

13.	IMPACT OF COVID-19 ON GROUP`S OPERATIONS

In response to the ongoing Covid-19 pandemic, countries around the world, including Argentina, have adopted extraordinary measures to contain the spread of the virus. As a result of these imposed measures, the different countries have shown an immediate impact on their economies with a rapid decline in production and activity indicators. While the long-term impact on the global economy and financial markets is still uncertain, it is expected to be significant; however, accelerated vaccination programs could lead to a rapid global recovery in 2021.

In response, since the beginning of 2020, most governments have implemented fiscal aid packages to sustain the income of part of the population and reduce the risks of breakdown in payment chains, avoiding financial and economic crises, as well as company bankruptcies. Argentina was no exception and the government acted as soon as the pandemic was declared.

Argentine GDP is expected to improve in 2021 due to the statistical base effect from 2020, and to benefit from favorable external conditions following the increase in commodities prices. Nevertheless, after a period of relaxation of the aforementioned restrictive measures in 2020 and following a large rise in the number of infections since March 2021, on April 8, 2021 the government announced a national night-time curfew and additional restrictions. These measures were not sufficient to contain a severe second wave spread of the virus and the weekly growth rate has been steadily accelerating with approximately 3,6 million confirmed cases as of May 26, 2021. To prevent a more severe health crisis in Argentina, the national government imposed greater restrictions on mobility from May 22, 2021 with strict isolation at the national level declared until May 31, 2021.

In order to prevent a more severe health crisis in Argentina, the national government imposed further restrictions on mobility during April and May, in which the economic activity suffered and fell 0.3% and 2% per month (without seasonality), respectively, the epidemiological situation started to show certain deceleration in the growth rate of cases as vaccination accelerated. As of the date of this report, the population vaccinated with two doses is approximately 1/4 of the total population, the one vaccinated with a single dose is 1/3 and the unvaccinated one is around 40%. However, countries that achieved a high level of vaccination are suffering again as a result of the advance of the third wave. Going forward forward, it will be important to closely monitor the dynamics of the Delta variant, which could lead to the return of global mobility restrictions.

In order to mitigate the economic impact of COVID-19 pandemic and measures taken to contain spread of the virus, the Argentine government has adopted additional social aid, monetary and fiscal measures, including the following:

•	The expansion of the Productive Recovery Program [“REPRO” for its Spanish acronym] to assist the economic sectors affected by the new isolation, including the gastronomic sector to this program

•	An increase in the amount of the complementary salary for workers in critical sectors and health,

•	An additional amount of AR$18 billion for social assistance for families benefiting from the “Alimentar” card,

•	The expansion of the “Progresar Program” with scholarships for the completion of primary and high school education, professional training and university degrees,

•	The extension of the Universal Child Allowance and Family Allowances,

•	Greater economic assistance to the Culture and Tourism sectors,

•	Tax benefits for healthcare-related businesses,

40

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

According to the information published by the government, the social aid, monetary and fiscal measures would represent an expense equivalent to 1,3% of GDP in 2021, which is expected to be financed through the higher revenues collected by the Extraordinary Contribution from Large Fortunes.

These measures could generate a greater tax effort for the Government, and given that Argentina does not have access to international financial markets, it could be financed with an increase in the monetary base, as was the case in 2020, with the consequent impact on macroeconomic variables.

The following are the main local indicators:

•	GDP estimated fall as of December 2020 amounted to a 9,9%,

•	Accrued inflation between January 1, 2021 and June 30, 2021 amounted to a 25,3% (Consumer Price Index - CPI),

•	Between January 1, 2021 and June 30, 2021, the peso recorded a 13,75% depreciation against the USD, according to the Exchange rate released by Argentine Central Bank (Communication "A" 3500).

•	The monetary authority implemented additional Exchange restrictions which, in turn, affected the foreign currency value in existing alternative markets for certain Exchange operations restricted in the official market.

These measures, aimed at restricting the access to the exchange market with the purpose of containing the demand of dollars, entail the Argentine Central Bank´s prior authorization request for certain operations; thus, the following operations impact for the Bank:

•	Payment of dividends and earnings to non-residents

•	Payment of financial loans granted to non-residents: those companies that register scheduled capital maturities between 10/15/2020 and 03/31/2021 shall submit a capital refinancing program of at least the 60%, with new external indebtedness and an average life of two years and shall be allowed to acquire only the equivalent to the 40% of agreed-upon capital commitments

•	Payment of debt securities issuance with public registration

•	Payment of indebtedness among residents in foreign currency

Additionally, the exchange regime mandated the registration and settlement of funds resulting from the following operations and concepts in local currency:

•	Exports of goods and services

•	Collection of prefinancings, advances and post-financing of exports of goods

•	Exports of services

•	Disposal of non-produced non-financial assets

•	Disposal of external assets

Such exchange restrictions, or those to be issued, might affect the Bank's capacity to access the Mercado Único y Libre de Cambios (MULC) for the acquisition of necessary foreign currency to address financial obligations, Assets and liabilities in foreign currency as of December 31, 2020 have been estimated in accordance with MULC´s quotations in place.

Likewise, in October 2020, the Government launched a set of measures aimed at contributing with the development of exportable goods and promoting the local market and construction industry.

With the purpose of mitigating the economic isolation, the Argentine Central Bank issued the following set of pre-emptive measures:

•     Communication “A” 6937 reduced position restriction over the maximum position in liquidity bills of the Argentine Central Bank (LELIQ) with the purpose of making liquidity available and encouraging credit line provisions for Small and Medium Size Companies at a preferential rate (Not exceeding the 24% annually), Communication “A” 7054 modifies the standards on Minimum Cash” due to the authorization of financing lines at a 24% subsidized rate, which includes a special tranche for investments in national capital goods and another tranche with minimum requirements for companies that have not had access to banking loans, As from July 1, 2020, “Medium and Small Size Clients” are included in the item of “Decrease of minimum cash demand in average in pesos” provided such funds are allocated in the acquisition of machinery and equipment produced for national Small and Medium Size companies, among other modifications. As of the date of these financial statements, loans of the 24% rate, 0% rate and subsidized rate loans for working capital and investment have been granted at rates of 35% and 30% for amounts of 10.7 billion and 819 million, respectively. Effective as of October 16, 2020, through Communication “A” 7140, the regulations on “Line of financing for productive investment of MSMEs” were approved.

41

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

•     Communications “A” 6942 and “A” 6949, determined that the postponement of the maturity of loans granted by local financial institutions that would become effective on March 20 and April 12, and cancelled any punitive interest over unpaid balances in loans granted by financial entities, Communication “A” 7044 and “7107” extended maturities for loans granted by local financial entities until December 31, 2020 and unpaid installments are deferred until such loan’s life termination. By means of Communication “A” 7181, it was extended until June 30, 2021. The automatic deferral period for loans ended on June 30, 2021, so customers which want to postpone installments due from April 1, 2021 shall agree to a voluntary refinancing with the bank. Through Communication “A” 7285, the Argentine Central Bank established that financial entities shall add unpaid installments of credit assistance granted to employer customers reached by the REPRO II Program, to the month following the end of the loan term, considering only the accrued compensatory interest at the contractual rate.

•     Communication “A” 6939 suspended, until June 30, 2020, the distribution of dividends for financial entities, Such measure was extended through Communication “A” 7035 until December 31, 2020. Subsequently, through communication “A” 7181 it was extended until June 31, 2021 and then through communication “A” 7312 it was extended again until December 31, 2021.

•     Communication “A” 6945 established that, until June 30, 2020, any operation carried out through ATMs shall not be subject to any charge or commission, Communication “A” 7107 extended such term until December 31, 2020, Communication “A” 7181 extended the term until June 30, 2021.

•     Through Communication “A” 6964 the Central Bank ruled that all unpaid balances of credit card financing due between April 13 and April 30, 2020, should be automatically rescheduled in nine equal consecutive monthly installments beginning after a 3-month grace period, Interest rates on such unpaid balances should not exceed an annual nominal rate of 43%. At the same time, through Communication “A” 7095, the Central Bank determined that the unpaid balances of credit card financing due between September 1 and September 30, 2020 should be automatically rescheduled in nine equal consecutive monthly installments beginning after a 3-month grace period, Interest rates on such unpaid balances may not exceed an annual nominal rate of 40%.

•     Communication “A” 6980 established that non-adjustable term deposits under ARS 1 million made up by individuals as from April 20, 2020, will entail a minimum rate of 70% of the LELIQ average auction, Communication “A” 7018 extended the scope of such measures over all term deposits regardless of their minimum amount. Later, Communication “A”7027 increased the minimum rate equivalent to 79% LELIQ average auction. And, as from August 1, 2020, an additional increase from such 79% to an 87% was set for term deposits of individuals exceeding the ARS 1 million.

•     Communication “A” 7285 established that financial entities shall add unpaid installments of credit assistance, not subject to the Credit Cards Law, granted to employer customers reached by the Productive Recovery Program II, corresponding to maturities that operate from the effective date of this communication, to the month following the end of the loan term, considering only the accrued compensatory interest at the expected contractual rate.

•     On August 6, 2021, through Decree 494/2021, in order to contain and mitigate the spread of the COVID-19 pandemic, as well as to preserve public health, the President of the Nation established the parameters to define epidemiological and health alarm situations, which are in force from August 7, 2021 to October 1, 2021 included.

The volatile and uncertain context remains as of the issuance of these financial statements.

The Group's Board monitors the evolution of variables that may affect its business; thus, defining the course of action and identifying any potential impact on its equity and financial situation, The Bank's financial statements must be read in virtue of said circumstances.

42

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of June 30, 2021 and December 31, 2020:

	HOLDING				POSITION
Item	Fair value	Level of fair value	Book value 06/30/2021	Book value 12/31/2020	Without options	Options	Final Position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Argentine
Government Securities
Argentine Bonus U$S STEP, 11/30/2021		1	3,958,250	989,483	3,958,250	-	3,958,250
Treasury Bill $ aj CER disc, Mat,08/05/21		1	2,804,255	203,044	2,804,255	-	2,804,255
Treasury Bill $ aj CER disc, Mat,02/28/22		1	2,098,523	-	2,098,523	-	2,098,523
Argentine National Bonus 2,5% $ 07/22/2021		1	1,219,068	2,710	1,219,068	-	1,219,068
Bocon – Consolidation Bonus $ 8 serie		1	639,639	1,394	639,639	-	639,639
Treasury Bonus $ Mat,10/17/23		1	635,861	452,456	635,861	-	635,861
Treasury Bonus $ disc Mat,05/23/22		1	448,734	-	448,734	-	448,734
Argentine National Bonus 15,5% $ 10/17/2026		1	391,172	27,256	391,172	-	391,172
T,D, Cdad de Bs As $ TV CL,22 Mat,03/29/24		1	376,609	238,621	376,609	-	376,609
Argentine Bonus $ dic, Mat 07/30/21		1	232,799	-	232,799	-	232,799
Argentine Bonus U$S STEP		1	385,271	537,947	385,271	-	385,271
Argentine National Bonus 2,5% $ 07/22/2021 (TC21)		1	6,703	6,776	6,703	-	6,703
Bocon – Consolidation Bonus $ 8 serie (PR15)		1	4,330	5,573	4,330	-	4,330
Others		1	1,572,602	8,644,294	81,688	-	81,688

Central Bank Bills
Liquidity Central Bank Bills Mat, 07/06/2021		1	383,555	-	383,555	-	383,555
Liquidity Central Bank Bills Mat, 07/08/2021		1	456,743	-	456,743	-	456,743
Liquidity Central Bank Bills Mat, 07/15/2021		1	93,655	-	93,655	-	93,655
Liquidity Central Bank Bills Mat, 01/07/2021		1	-	373,691	-	-	-
Liquidity Central Bank Bills Mat, 01/26/2021		1	-	366,465	-	-	-
Liquidity Central Bank Bills Mat, 12/31/2021		1	-	18,799	-	-	-

Corporate Securities
On Santander Rio $ CL,25 Mat,06/10/22		2	262,038	-	262,038	-	262,038
On Telecom Arg $ CL,6 Mat,12/10/21		2	70,755	90,102	70,755	-	70,755
On Ypf Energy S,A Cl,7 $ Mat,05/20/22		2	52,177	-	52,177	-	52,177
On Ypf S,A Cl,5 $ Mat,01/24/21 CG		1	-	209,638	-	-	-
On Telecom Arg $ CL,7 Mat,12/10/23		1	-	203,650	-	-	-
Others		1	75,019		75,019	-	75,019

43

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	HOLDING				POSITION
Item	Fair value	Level of fair value	Book value 06/30/2021	Book value 12/31/2020	Without options	Options	Final Position
Total Debt Securities at Fair value through profit or loss			16,167,758	12,371,899	14,676,844	-	14,676,844

OTHER DEBT SECURITIES
Measured at fair value through profit or loss
Argentine
Government Securities
Treasury Bonus Step al U$S 04/29/22		1	3,740,136	6,016,321	3,740,136	-	3,740,136
Treasury Bill $ Aj CER1,50% Mat,03/25/24		1	613,178	745,602	613,178	-	613,178
Treasury Bill $ Aj CER1,40% Mat,03/25/23		1	467,101	392,481	467,101	-	467,101
Bono Pcia Bs As $ Canc Deuda Mat,09/07/22		2	8,575	-	8,575	-	8,575
Treasury Bill $ Aj CER1,20% Mat 03/18/22			-	313,311	-	-	-
Treasury Bill $ Aj CER1,30% Mat,09/20/22			-	158,772	-	-	-
Treasury Bonus Nac, $ Aj, CER 05/08/21			-	130,020	-	-	-
Treasury Bonus BONCER 2% $ 2026			-	125,819	-	-	-
Treasury Bonus Nac, $ Badlar 08/05/21			-	79,735	-	-	-
Argentine National Bonus T2V1			-	162,075	-	-	-
Argentine National Bonus TV22		1	419,722	779,893	419,722	-	419,722
Treasury Bill $ 172D AJCER Desc Mat 05/21/21 (X21Y1)			-	40,599	-	-	-
Treasury Bill $ Aj CER X31M2		1	147,298	-	147,298	-	147,298
Treasury Bill $ Aj CER X28F2		1	236,170	-	236,170	-	236,170
Treasury Bonus $ AJ,CER 1,20%-Mat,03/18/2022 C,G, (TX22)		1	163,388	-	163,388	-	163,388

Centrak Bank Bills
Liquidity Central Bank Bills Mat, 07/15/21		2	9,846,240	-	9,846,240	-	9,846,240
Liquidity Central Bank Bills Mat, 07/20/21		2	9,796,030	-	9,796,030	-	9,796,030
Liquidity Central Bank Bills Mat, 07/22/21		2	9,776,090	-	9,776,090	-	9,776,090
Liquidity Central Bank Bills Mat, 07/13/21		2	8,398,037	-	8,398,037	-	8,398,037
Liquidity Central Bank Bills Mat, 07/27/21		2	6,322,283	-	6,322,283	-	6,322,283
Liquidity Central Bank Bills Mat, 07/08/21		2	4,994,800	-	4,994,800	-	4,994,800
Liquidity Central Bank Bills Mat, 07/06/21		2	4,958,700	-	4,958,700	-	4,958,700
Liquidity Central Bank Bills Mat, 01/19/21		2	3,260,531	-	3,260,531	-	3,260,531
Liquidity Central Bank Bills Mat, 01/19/21		2	-	12,289,344	-	-	-
Liquidity Central Bank Bills Mat, 01/05/21		2	-	4,987,012	-	-	-
Others		2	-	18,042,036	-	-	-

Corporate Securities
Others		1	32	40	32	-	32

44

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	HOLDING				POSITION
Item	Fair value	Level of fair value	Book value 06/30/2021	Book value 12/31/2020	Without options	Options	Final Position
Measured at amortized cost
Argentine
Government Securities
Treasury Bonus $ Fixed rate 22% Mat,05/21/22			6,954,787	6,998,313	6,954,787	-	6,954,787
Argentine Sovereign Bond, $ Badlar+200 04/03/2022			260,954	317,599	260,954	-	260,954
National Treasury Bonus T2V1			-	130,582	-	-	-

Corporate securities
Ohers			16	4,477	16	-	16

Total other debt securities			70,364,068	51,714,031	70,364,068	-	70,364,068

EQUITY INSTRUMENTS
Measured at fair value through profit and loss
Argentine
Loma Negra S.A,		1	14,117	3,984	14,117	-	14,117
Pampa Energía S.A,		1	13,555	10,384	13,555	-	13,555
Grupo Financiero Galicia S.A		1	6,398	93,845	6,398	-	6,398
YPF S.A		1	5,157	223	5,157	-	5,157
Banco Macro S.A		1	3,568	172	3,568	-	3,568
Ternium Arg S.A,Ords,"A"1 Voto Esc		1	2,365	66	2,365	-	2,365
Aluar S.A		1	1,531	65	1,531	-	1,531
Telecom Argentina S.A		1	1,518	43	1,518	-	1,518
Bolsas y Mercados Arg, $ Ord, (BYMA)		1	1,495	80	1,495	-	1,495
Banco Francés SA		1	1,436	65	1,436	-	1,436
Others		1	5,753	270	5,753	-	5,753

Measured at fair value with changes in OCI
Argentine
Ohers			77,184	36,590	77,184	-	77,184

Total equity instruments			134,077	145,787	134,077	-	134,077
Total			86,665,903	64,231,717	85,174,989	-	85,174,989

45

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of June 30, 2021 and December 31, 2020 balances of loans and other financing are the following:

	06/30/2021	12/31/2020
COMMERCIAL PORTFOLIO

Normal situation	44,457,007	46,148,555
-With "A" Preferred Collateral and Counter-guarantees	2,057,599	2,691,910
-With "B" Preferred Collateral and Counter-guarantees	7,387,804	8,943,080
- Without Preferred Collateral nor Counter-guarantees	35,011,604	34,513,565

Subject to special monitoring
- Under Observation	3,742,431	3,675,207
-With "A" Preferred Collateral and Counter-guarantees	-	26,506
-With "B" Preferred Collateral and Counter-guarantees	1,856,961	1,849,105
- Without Preferred Collateral nor Counter-guarantees	1,885,470	1,799,596

With problems	24,229	526,223
-With "A" Preferred Collateral and Counter-guarantees	542	148,358
-With "B" Preferred Collateral and Counter-guarantees	-	186,544
- Without Preferred Collateral nor Counter-guarantees	23,687	191,321

High risk of insolvency	437,753	2,788,964
-With "A" Preferred Collateral and Counter-guarantees	133,584	-
-With "B" Preferred Collateral and Counter-guarantees	178,801	2,174,477
- Without Preferred Collateral nor Counter-guarantees	125,368	614,487

Uncollectible	1,942,500	11,280
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	1,279,529	-
- Without Preferred Collateral nor Counter-guarantees	662,971	11,280

TOTAL COMMERCIAL PORTFOLIO	50,603,920	53,150,229

46

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	06/30/2021	12/31/2020
CONSUMER AND HOUSING PORTFOLIO

Normal situation	76,272,891	89,099,895
-With "A" Preferred Collateral and Counter-guarantees	2,140,565	3,047,383
-With "B" Preferred Collateral and Counter-guarantees	7,148,244	8,507,028
- Without Preferred Collateral nor Counter-guarantees	66,984,082	77,545,484

Low Risk	4,059,166	194,720
-With "A" Preferred Collateral and Counter-guarantees	115,423	25,643
-With "B" Preferred Collateral and Counter-guarantees	350,973	3,326
- Without Preferred Collateral nor Counter-guarantees	3,592,770	165,751

Medium Risk	1,371,718	379,649
-With "A" Preferred Collateral and Counter-guarantees	33,349	4,672
-With "B" Preferred Collateral and Counter-guarantees	41,372	4,064
- Without Preferred Collateral nor Counter-guarantees	1,296,997	370,913

High Risk	1,445,561	548,203
-With "A" Preferred Collateral and Counter-guarantees	17,028	15,426
-With "B" Preferred Collateral and Counter-guarantees	15,154	73,946
- Without Preferred Collateral nor Counter-guarantees	1,413,379	458,831

Uncollectible	627,127	1,016,296
-With "A" Preferred Collateral and Counter-guarantees	54,540	43,945
-With "B" Preferred Collateral and Counter-guarantees	108,068	214,723
- Without Preferred Collateral nor Counter-guarantees	464,519	757,628

Uncollectible classified as such under regulatory requirements	-	-
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	-	-

TOTAL CONSUMER AND HOUSING PORTFOLIO	83,776,463	91,238,763
TOTAL GENERAL(1)	134,380,383	144,388,992

The preceding note includes the classification of loans using the debtor classification system of the Central Bank of the Argentine Republic (DCS), The forecasts and guarantees granted are not included,

(1) Conciliation with Statement of Financial Position:

Loans and other financing	124,373,233	132,812,473
Other debt securities	70,364,068	51,714,031
Computable items out of balance	(60,356,918)	(40,137,512)
Plus allowances	9,363,653	9,801,898
Plus IFRS adjusments non computable for DCS	645,544	828,259
Less non deductible ítems for DCS	(2,079)	(4,231)
Less Debt securities measured at amortized cost	(70,364,036)	(50,763,438)
Total	134,380,383	144,388,992

47

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of June 30, 2021 and December 31, 2020 the concentration of leans and other financing are the following:

	Loans and other financing
	06/30/2021		12/31/2020
Number of Clients	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	13,351,307	9.9%	14,189,737	9.8%
50 following largest customers	19,610,121	14.5%	20,100,674	13.9%
100 following largest customers	12,843,188	9.6%	12,704,524	8.8%
Rest of customers	88,575,767	66.0%	97,394,057	67.5%
TOTAL	134,380,383	100.0%	144,388,992	100.0%

48

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of June 30, 2021 the breakdown of leans and other financing are the following:

		Remaining terms for maturity
Item	Past due portfolio	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Non-financial Public Sector	-	54,893	2,879	4,318	8,637	5,019	-	75,746
Financial Sector	-	1,382	650	18	-	-	-	2,050
Non-financial private sector and residents abroad	15,803,920	48,220,396	22,545,509	19,188,824	35,262,684	27,904,643	101,413,181	270,339,157
TOTAL	15,803,920	48,276,671	22,549,038	19,193,160	35,271,321	27,909,662	101,413,181	270,416,953

49

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment as of June 30, 2021 and December 31, 2020, are as follows:

						Depreciation				Net carrying
Item	At the beginning of the year	Useful life	revaluation	Additions	Disposals	Accumulated	Disposals	Of the period	At the end of the period	06/30/2021	12/31/2020
Cost model
Furniture and facilities	1,904,265	10	-	53,986	(19,505)	(1,546,082)	33,931	(57,739)	(1,569,890)	368,856	358,183
Machinery and equipment	6,374,775	-	-	72,609	(178,918)	(5,348,901)	159,288	(202,424)	(5,392,037)	876,429	1,025,874
Vehicles	326,923	5	-	47,971	(39,176)	(150,530)	43,437	(32,046)	(139,139)	196,579	176,393
Right of Use of Leased Properties	2,690,623	50	-	682,822	(850,836)	(1,186,541)	576,514	(466,793)	(1,076,820)	1,445,789	1,504,082
Construction in progress	800,064	-	-	147,133	(60,213)	-	-	-	-	886,984	800,064
Revaluation model
Land and Buildings	5,272,904	50	(1,495)	1,581	(10,392)	(234,911)	9,296	(57,817)	(283,432)	4,979,166	5,037,993
Total	17,369,554		(1,495)	1,006,102	(1,159,040)	(8,466,965)	822,466	(816,819)	(8,461,318)	8,753,803	8,902,589

The movements in investment properties as of June 30, 2021 and December 31, 2020 are as follows:

			Depreciation			Net carrying
Item	At the beginning of the year	Useful life	Accumulated	Of the period	At the end of the period	Net carrying 06/30/2021	Net carrying 12/31/2020
Cost model
Rent building	56,507	50	(11,007)	(6,393)	(17,400)	39,107	45,500
Measurement at fair value
Rent building	7,471,386	50	-	-	-	7,471,386	7,471,386
Total	7,527,893		(11,007)	(6,393)	(17,400)	7,510,493	7,516,886

50

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Intangible assets of the Group as of June 30, 2021 and December 31, 2020 are as follows:

					Depreciation				Net carrying
Item	At the beginning of the year	Useful life	Additions	Disposals	At the beginning of the year	Disposals	Of the period	At the end of the period	06/30/2021	12/31/2020
Measurement at cost
Goodwill	4,561,728		-	-	-	-	-	-	4,561,728	4,561,728
Brands	250,647		-	-	-	-	-	-	250,647	250,647
Other intangible assets	7,309,274		790,551	(7,813)	(3,621,477)	20	(784,558)	(4,406,015)	3,685,997	3,687,797
TOTAL	12,121,649		790,551	(7,813)	(3,621,477)	20	(784,558)	(4,406,015)	8,498,372	8,500,172

Depreciation for the year is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

51

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of June 30, 2021 and December 31, 2020 the concentration of deposits are the following:

	Deposits
	06/30/2021		12/31/2020
Number of customers	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	88,350,767	36.3%	61,481,810	27.5%
50 following largest customers	33,648,317	13.8%	37,386,737	16.7%
100 following largest customers	10,403,176	4.3%	11,856,603	5.3%
Rest of customers	110,801,590	45.6%	113,156,285	50.5%
TOTAL	243,203,850	100.0%	223,881,435	100.0%

52

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

As of June 30, 2021:

	Remaining terms for maturity
Item	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	12,847,259	1,979,808	197,688	92,139	-	-	15,116,894
Financial sector	123,539	-	-	-	-	-	123,539
Non-financial private sector and residents abroad	201,072,599	27,698,999	1,194,041	202,441	618	840	230,169,538
Liabilities at fair value through profit and loss	1,191,555	-	-	-	-	-	1,191,555
Other financial liabilities	8,347,013	142,740	225,530	399,581	427,835	530,625	10,073,324
Financing received from the Argentine Central Bank and other financial institutions	106,959	643,468	4,069,387	966,995	98,505	16,597	5,901,911
Negotiable Debt securities	-	214,253	433,476	831,859	987,203	-	2,466,791
Subordinated debt securities	-	-	1,332,697	-	-	-	1,332,697
TOTAL	223,688,924	30,679,268	7,452,819	2,493,015	1,514,161	548,062	266,376,249

53

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of June 30, 2021 and December 31, 2020:

	As of June 30,	As of June 30, 2021 (per currency)				As of December
Items	2021	Dollar	Euro	Real	Others	31, 2020
ASSETS
Cash and Due from Banks	16,461,927	15,311,104	942,996	18,111	189,716	25,563,976
Debt securities at fair value through profit or loss	4,270,666	4,270,666	-	-	-	2,313,804
Derivatives	1,794	1,794	-	-	-	663
Other financial assets	1,741,737	1,741,616	121	-	-	1,421,171
Loans and other financing	19,190,846	19,189,357	1,069	-	420	19,077,085
Other Debt Securities	3,740,200	3,740,200	-	-	-	6,016,403
Financial assets pledged as collateral	1,807,120	1,807,120	-	-	-	657,380
Other non-financial assets	100,981	100,981	-	-	-	301,705
TOTAL ASSETS	47,315,271	46,162,838	944,186	18,111	190,136	55,352,187

LIABILITIES
Deposits	30,331,375	29,803,694	527,681	-	-	31,580,995
Non-financial public sector	1,029,944	1,029,779	165	-	-	1,132,283
Financial sector	628	628	-	-	-	2,579
Non-financial private sector and foreign residents	29,300,803	28,773,287	527,516	-	-	30,446,133
Liabilities at fair value with changes in results	-	-	-	-	-
Other financial liabilities	3,041,576	2,728,197	303,835	15	9,529	2,980,379
Financing received from the Argentine Central Bank and other financial institutions	3,963,633	3,963,633	-	-	-	6,517,032
Negotiable Debt securities	-	-	-	-	-	2,760,718
Subordinated debt securities	1,220,266	1,220,266	-	-	-	1,429,284
Other non-financial liabilities	329,713	329,712	-	-	1	476,250
TOTAL LIABILITIES	38,886,563	38,045,502	831,516	15	9,530	45,744,658

NET POSITION	8,428,708	8,117,336	112,670	18,096	180,606	9,607,529

54

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – LOAN LOSS RISK PROVISIONS

The balance of loan loss risk provisions as of June 30, 2021 is presented below:

			ECL of remaining life of the financial asset
Items	Balances at the beginning of fiscal year	ECL of the following 12 months	FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced	Monetary inocme produced by provisions
Other financial assets	50,645	2,605	-	-	(10,760)	42,490
Loans and other financing	9,801,898	89,293	451,047	1,392,704	(2,371,289)	9,363,653
Other financial entities	-	32,111	-	172	(6,528)	25,755
Non-financial private sector and residents abroad	9,801,898	57,182	451,047	1,392,532	(2,364,761)	9,337,898
Overdrafts	306,576	14,403	15,070	134,628	(95,111)	375,566
Documents	662,063	34,266	53,807	(33,095)	(144,893)	572,148
Mortgages	433,163	3,331	(13,723)	63,203	(98,201)	387,773
Pledge loans	245,007	10,453	11,181	70,647	(68,157)	269,131
Personal Loans	1,822,845	92,218	635,109	406,024	(597,360)	2,358,836
Credit cards	1,697,877	2,911	(141,346)	754,198	(467,519)	1,846,121
Financial lease	317,022	(90,848)	53,306	(27,373)	(50,943)	201,164
Others	4,317,345	(9,552)	(162,357)	24,300	(842,577)	3,327,159
Other debt securities	93	-	-	-	(19)	74
Eventual commitments	10,821	2,204	-	-	(2,632)	10,393
TOTAL PROVISIONS	9,863,457	94,102	451,047	1,392,704	(2,384,700)	9,416,610

Separate Condensed Interim Financial Statements

For the six-month period ended on

June 30, 2021, presented on comparative basis in homogeneous currency

56

GRUPO SUPERVIELLE S.A.

 SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2021 and December 31, 2020

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	06/30/2021	12/31/2020
ASSETS
Cash and due from banks	4.1 and 10	150,513	90,438
Cash		4	5
Financial institutions and correspondents
Other local and financial institutions		150,509	90,433
Other financial assets	4.2, 8 and 10	668,873	398,315
Other debt securities	4.3 and A	419,722	941,969
Current income tax assets	8	105,494	37,903
Investments in equity instruments		-	25,008
Investment in subsidiaries, associates and joint ventures	3 and 4.4	38,298,896	39,030,892
Property, plant and equipment	4.5 and F	2,345	2,926
Intangible Assets	4.6 and G	5,176,816	5,215,169
Deferred income tax assets	8	19,489	58,788
Other Non-financial assets	4.7 and 8	112,210	174,821
TOTAL ASSETS		44,954,358	45,976,229

LIABILITIES
Other Non-Financial Liabilities	4.8 and 8	303,061	435,194
TOTAL LIABILITIES		303,061	435,194

SHAREHOLDERS' EQUITY
Capital Stock		456,722	456,722
Paid in capital		36,166,317	36,166,317
Capital adjustments		3,836,023	3,836,023
Earnings Reserved		3,848,851	-
Reserve		(313,077)	-
Other comprehensive income		764,440	1,088,939
Net Income for the period		(107,979)	3,993,034
TOTAL SHAREHOLDERS' EQUITY		44,651,297	45,541,035
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		44,954,358	45,976,229

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements,

57

 GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period ended on June 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

		Six-month period ended on		Three-month period ended on
	Notes	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Interest income	4.9	128	3,592	10	3,584
Interest expenses	4.10	(43,535)	(40,312)	(119,347)	16,774
Net interest income		(43,407)	(36,720)	(119,337)	20,358
Net income from financial instruments at fair value through profit or loss	4.11	38,318	217,785	31,373	56,462
Result from derecognition of assets measured at amortized cost		(16,912)	-	(16,912)	-
Exchange rate difference on gold and foreign currency		82,133	106,639	75,581	99,129
NIFFI And Exchange Rate Differences		103,539	324,424	90,042	155,591
Subtotal		60,132	287,704	(29,295)	175,949
Other operating income	4.12	187,343	153,249	87,810	76,482
Result from exposure to changes in the purchasing power of the currency		(234,266)	15	(87,692)	42,234
Net operating income		13,209	440,968	(29,177)	294,665
Personnel expenses	4.13	22,103	82,700	6,658	41,883
Administration expenses	4.14	153,499	221,478	105,343	154,533
Depreciation and impairment of non-financial assets		38,934	38,934	19,467	19,467
Other operating expenses	4.15	12,889	21,124	8,182	13,856
Operating income		(214,216)	76,732	(168,827)	64,926
Profit of subsidiaries and associates	4.16	86,771	1,895,558	(183,025)	1,179,474
Income before taxes		(127,445)	1,972,290	(351,852)	1,244,400
Income tax		(19,466)	(161,865)	(33,859)	(172,183)
Net income of the period		(107,979)	2,134,155	(317,993)	1,416,583

The accompanying notes and schdules are an integral part of the separate condensed interim financial statements,

58

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME EARNING PER SHARE

For the six and three-month period ended on June 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ended on		Three-month period ended on
Item	06/30/2021	06/30/2020	06/30/2021	06/30/2020
NUMERATOR
Net income for the period attributable to owners of the parent company	(107,979)	2,134,155	(317,993)	1,416,583
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net income attributable to owners of the parent company adjusted by dilution	(107,979)	2,134,155	(317,993)	1,416,583
DENOMINATOR
Weighted average of ordinary shares	456,722	456,722	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect,	-	-	-	-
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	456,722	456,722	456,722	456,722
Basic Income per share	(0.24)	4.67	(0.70)	3.10
Diluted Income per share	(0.24)	4.67	(0.70)	3.10

The accompanying notes and schdules are an integral part of the separate condensed interim financial statements,

59

GRUPO SUPERVIELLE S.A.

SEPARTE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period ended on June 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ended on		Three-month period ended on
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
Net income from the period	(107,979)	2,134,155	(317,993)	1,416,583
Components of Other Comprehensive Income not to be reclassified to profit or loss
Equity instrument at fair value through other comprehensive income	31,628	-	31,628	-
Income for the period from equity instrument at fair value through other comprehensive income	31,628	-	31,628	-

Participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(352,251)	509,506	143,103	585,777
Income of the period from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(352,251)	509,506	143,103	585,777
Total Other Comprehensive Income not to be reclassified to profit or loss	(320,623)	509,506	174,731	585,777
Components of Other Comprehensive Loss to be reclassified to profit or loss
Gains or losses on financial instruments at fair value with changes in ORI (Point 4.1.2a of IFRS 9)	(35,318)	-	27,649	-
Loss for the period from financial instrument at fair value through other comprehensive income	(50,757)	-	39,601	-
Income tax	15,439	-	(11,952)	-
Total Other Comprehensive Loss to be reclassified to profit or loss	(35,318)	-	27,649	-
Total Other Comprehensive Income	(355,941)	509,506	202,380	585,777
Total Comprehensive Income	(463,920)	2,643,661	(115,613)	2,002,360
Total comprehensive income attributable to parent company	(463,920)	2,643,661	(115,613)	2,002,360

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements,

60

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six-month period ended on June 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

							Other comprehensive income
Item	Capital Stock (Note 8)	Capital Adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total shareholders´ equity
Re-expressed Balance at December 31, 2020	456,722	3,836,023	36,166,317	-	-	4,276,207	820,198	(14,432)	45,541,035
Adjustment to prior year income	-	-	-	-	-	(283,173)	268,670	14,503	-
Balance at December 31, 2020	456,722	3,836,023	36,166,317	-	-	3,993,034	1,088,868	71	45,541,035
Distribution of retained earnings by the shareholders’ meeting on April 27, 2021:
Constitution of reserves	-	-	-	441,572	3,407,279	(3,848,851)	-	-	-
Dividend distribution	-	-	-	-	-	(427,356)	-		(427,356)
Reclassification of equity instruments	-	-	-	-	-	(29,904)	-	31,442	1,538
Net Income for the period	-	-	-	-	-	(107,979)	-	-	(107,979)
Other comprehensive income for the period	-	-	-	-	-	-	(352,251)	(3,690)	(355,941)
Balance at June 30, 2021	456,722	3,836,023	36,166,317	441,572	3,407,279	(421,056)	736,617	27,823	44,651,297

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements,

61

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six-month period ended on June 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

							Other comprehensive income
Item	Capital Stock (Note 8)	Capital Adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total shareholders´ equity
Balance at December 31, 2019	456,722	3,836,023	41,702,513	239,749	17,608,262	(22,719,903)	138,824	8,615	41,270,805
Distribution of retained earnings by the shareholders’ meeting on April 28, 2020:
Constitution of reserves	-	-	-	-	6,639,780	(6,639,780)	-	-	-
Dividend distribution	-	-	-	-	(651,154)	-	-	-	(651,154)
Net Income for the period	-	-	-	-	-	2,134,155	-	-	2,134,155
Other comprehensive income for the period	-	-	-	-	-	-	-	509,506	509,506
Balance at June 30, 2020	456,722	3,836,023	41,702,513	239,749	23,596,888	(27,225,528)	138,824	518,121	43,263,312

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements,

62

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW

For the six-month period ended on June 30, 2021 and 2020

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2021	06/30/2020
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	(127,445)	1,972,290

Adjustments to obtain flows from operating activities:
Results of associates and join ventures	(86,771)	(1,895,558)
Depreciation and impairment	38,934	38,934
Exchange rate difference on gold and foreign currency	(82,133)	(106,639)
Interests from loans and other financing	(128)	(3,592)
Interests from deposits and financing receivables	43,535	40,312
Result from exposure to changes in the purchasing power of the currency	234,266	(15)
Net income from financial instruments at fair value through profit or loss	(38,318)	(217,785)

(Increases) / decreases from operating assets:
Other debt securities	433,794	(739,740)
Investments in equity instruments	21,651	-
Other assets	71,868	746,300

Increases / (decreases) from operating liabilities:
Other liabilities	(132,061)	(16,282)
Income Tax paid	-	(102,060)

Net cash provided by / (used in) operating activities (A)	377,192	(283,835)

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of investments in subsidiaries	(103,099)	(219,346)
Dividends Paid	(427,356)	(651,154)

Collections:
Sale of liability or equity instruments issued by other entities	67,964	-
Dividends collected	569,616	575,901

Net cash used in investing activities (B)	107,125	(294,599)

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash used in financing activities (C)	-	-

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	(29,913)	204,924

TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D)	454,404	(373,510)
Cash and cash equivalents at the beginning of the year (NOTE 10)	487,015	1,434,492
Result from exposure to changes in the purchasing power of the currency in cash and equivalents	(122,220)	(165,248)
Cash and cash equivalents at the end of the year (NOTE 10)	819,199	895,734

The accompanying notes and schedules are an integral part of the separate financial statements

63

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies, Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

The issuance of these Consolidated Financial Statements as of the six-month period ended on June 30, 2021 was passed by the Board of the Company over the course of its meeting held on August 25, 2021.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

(i)       Temporary exception of IFRS 9 “Financial Instruments” application over debt instruments of the non-financial public sector,

(ii)      Temporary exception of the application of Section 5,5 (Value Impairment) for Group C entities, a category that includes IUDÚ Compañia Financiera S.A., Therefore, provisions of the aforementioned entity are held under minimum provisions standards set by the Argentine Central Bank, See note 1.2.4.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of events and transactions, occurred since the end of the last reporting period, that are significant for understanding the changes in the financial position, performance Group financial statements and cash flow statements with the objective of updating the information corresponding to the latest financial statements for the year ended December 31, 2020 (hereinafter “annual financial statements”), Therefore, these condensed interim consolidated financial statements do not include all the information required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

1.2.	Preparation basis

These separated interim financial statements have been prepared applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of the annual financial statements, except as described in Note 1.2.4

The Gruop´s Board has concluded that these consolidated financial statements reasonably express the financial position, financial performance and cash flows.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the period. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these separate financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

1.2.1.	Going concern

As of the date of these separate Financial Statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

64

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.2.2.	Measuring unit– IAS 29 (Financial reporting in hyperinflationary economies

Figures included in these financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s financial statements recognice changes in the currency purchasing power until August 31, 1995, As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002, Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27.468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these financial statements have been re-expressed as of June 30, 2021.

1.2.3.	Comparative information

The balances for the year ended December 31, 2020 and for the six-month period ended June 30, 2020 that are disclosed in these condensed interim financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year. Certain figures of these financial statements have been reclassified in order to present the information in accordance with the regulations in force as of June 30, 2021.

It is worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Bank has applied the following:

(i)	Inflation adjustment of figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of June 30, 2020 and December 31, 2020 in order to record them in homogeneous currency,

(ii)	Recognition of an Adjustment to prior year income of 283,173 in accordance with Communication "A" 7211, which established that monetary income corresponding to items of a monetary nature that are measured at fair value with offsetting entry in other comprehensive income shall be recorded in income (loss) for the period as of January 1, 2021, For comparative purposes, balances were adjusted as of June 30, 2020.

1.2.4.	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities, In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on June 30, 2021:

(a)	Impairment of financial assets

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5,5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions. Likewise, Communication “A” 7181 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “C” group Companies until January 1, 2022, a category that includes IUDÚ Compañia Financiera S.A.; therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank, It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving IUDÚ Compañía Financiera classified as Group "C" as of October 1, 2020.

65

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(b)	Changes in the Accounting Framework set by the Argentine Central Bank - monetary income accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI)

Through Communication “A” 7211, the Argentine Central Bank established that monetary income accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI) shall be recorded in the relevant accounts of income (loss) for the period, Consequently, it further established that in fiscal year 2021, retained earnings shall be adjusted and recorded in the account “Adjustments to retained earnings” in order to include monetary income accrued with respect to the aforementioned items that was recorded in OCI as at the beginning of the comparative year. Furthermore, the Communication established that the comparative information to include in the Financial Statements for Quarterly/Annual Publication corresponding to the fiscal year 2021 -both interim and annual- shall take into account the exposure criterion laid down with respect to the involved items of each statement. Accordingly, the comparative information has been modified to comply with the above-mentioned publication.

(c)	Changes in IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Reference interest rate reform (IBOR)

With the purpose of working out issues resulting from the implementation of the reference interest rate reform (IBOR), on August 27, 2020 the IASB released changes in standards. The most important changes are related to the accounting of financial instruments at amortized cost. Such changes require that financial entities update contractual cash flows resulting from the reference interest rate reform through the modification of the effective interest rate pursuant to paragraph B5.4.5 of IFRS 9. Therefore, no impact on income is recorded as a result of such modification, Said change shall be applied only when necessary as a direct consequence of the application of the reference interest rate reform (IBOR), IFRS 16 was also modified; thus, requiring lessees to utilize the same modification when accounting changes in leasing payments to be produced as a result of the reference interest rate reform (IBOR).

The Group considers that this modification does not have a significant impact on its financial statements.

(d)	Amendments to IFRS 16 “Leases”: lease concessions in a COVID-19 environment

Many lessors have granted, or expect to grant, lease concessions to lessees as a consequence of the COVID-19 pandemic. These concessions can be diverse, including grace periods and deferral of lease payments, sometimes followed by an increase in lease payments in future periods, IFRS 16 contains requirements that apply to these concessions. However, the IASB pointed out that it could be difficult to impose such requirements to a potentially large number of lease concessions related to the COVID-19 pandemic, especially in light of many other challenges faced by stakeholders during the pandemic.

As a result of this, the IASB provided lessees (but not lessors) with relief in the form of an optional exemption to assess whether a COVID-19-related lease concession is a lease modification. Lessees can elect to account for lease concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as a variable lease payment. This simplification only applies to lease concessions that occur as a direct consequence of the COVID-19 pandemic. Lessees who make use of the exemption shall disclose such fact as well as the amount recognized in income (loss) that arises from the COVID-19-related lease concessions, If a lessee chooses to apply the practical expedient to a lease, it will apply it consistently to all lease agreements with similar characteristics and under similar circumstances. The amendment will be applied retrospectively in accordance with IAS 8; however, lessees are neither required to restate figures from previous fiscal years nor disclose them pursuant to paragraph 28 (f) of IAS 8.

The Group considers that this modification does not have a significant impact on its financial statements.

1.3.	Critical accounting policies and estimates

The accounting policies are consistent with those used in the financial statements as of December 31, 2020.

The preparation of financial statements requires the Entity to make estimates and evaluations that affect the amount of the assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the year, In this sense, estimates are made to calculate, for example, provisions for uncollectible, useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the charge for income tax, , some labor positions and the contingency, labor, civil and commercial lawsuits, Actual future results may differ from the estimates and evaluations made at the date of preparation of these Separated Financial Statements.

66

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

2.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques, Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1: The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period, If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments held by the Group is detailed below, at the close of the period ended on June 30, 2021 and December 31, 2020:

Portfolio of instruments at 06/30/2021	FV Level 1	FV Level 2	FV Level 3
Assets
- Other Debt securities	419,722	-	-
- Other financial assets	668,873	-	-
Total Assets	1,088,595	-	-

Portfolio of instruments at 12/31/2020	FV Level 1	FV Level 2	FV Level 3
Assets
- Other financial assets	398,315	-	-
Total Assets	398,315	-	-

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of June 30, 2021 and December 31, 2020:

Other Financial Instruments as of 06/30/2021	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from banks	150,513	150,513	150,513	-	-
Total Assests	150,513	150,513	150,513	-	-

Other Financial Instruments as of 12/31/2020	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from banks	90,438	90,438	90,438	-	-
Total Assests	90,438	90,438	90,438	-	-

67

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

3.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

			Market		Issuers’ last Financial Statements
Subsidiary		Class	Value/ Nominal	Number	Main Activity	Capital Stock	Shareholders’ equity	Book value at 06.30.2021	Book value at 12.31.2020
Banco Supervielle S.A.		Ord.	1	805.533.007	Commercial Bank	829.564	35.109.485	34.064.219	34.503.903
IUDÚ Compañia Financiera S.A		Ord.	1	12.847.878	Financial Company	256.957	3.191.121	159.392	181.840
Sofital S.A.F.e.I.I.		Ord.	1	20.854.642	Financial operations and administration of securities	21.544	1.563.613	1.043.546	1.088.060
Tarjeta Automática S.A.		Ord.	1	201.635.159	Credit Cards	230.440	131.276	114.866	252.697
Supervielle Asset Management S.A.		Ord.	1	1.407.277	Mutual Fund Management	1.407	338.980	322.031	441.050
Espacio Cordial de Servicios S.A.		Ord.	1.000	1.340	Trading of products and services	1.340	335.665	281.864	319.868
Supervielle Seguros S.A.		Ord.	1	1.543.750	Insurance company	1.625	1.267.257	1.205.760	1.164.785
FF Fintech SUPV I		-	-	655.000	Financial Trust	177.128	145.997	117.658	109.472
Micro Lending S.A.U.		Ord.	1	201.635.159	Financial Company	201.635	168.461	171.412	167.680
Invertir Online	InvertirOnline S.A.U	Ordinarias	100	2.400	Settlement and Clearing Agent	240	482.209	504.986	509.924
	InvertirOnline.Com Argentina S.A.U	Ordinarias	0,01	80.451.077	Representations	805	23.891
Supervielle Productores Asesores de Seguros S.A.		Ord.	1	33.571.920	Insurance Broker	35.250	33.451	31.859	16.246
Bolsillo Digital S.A.U		Ord.	1	97.100.000	Computer Services	97.100	79.189	79.189	72.573
Futuros del Sur S.A.		Ord.	1.000	55.027	Settlement and Clearing Agent	55.027	192.618	193.910	192.378
Easy Cambio S.A.		Ord.	3.000	1.500	Services and exchange agency	4.500	7.903	8.204	10.416
subsidiaries, associates and joint ventures								38.298.896	39.030.892

68

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

4.	COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME

	06/30/2021	12/31/2020
4.1 Cash and due from banks
Cash	4	5
Financial institutions and correspondents	150,509	90,433
	150,513	90,438

4.2 Other financial assets
Mutual funds investments	668,686	396,576
Miscellaneous Debtors	187	1,739
	668,873	398,315
4.3 Other debt securities
Public securities	419,722	941,969
	419,722	941,969
4.4 Investments in subsidiaries. associates and joint ventures
Banco Supervielle S.A.	34,064,219	34,503,903
IUDÚ Compañía Financiera S.A.	159,392	181,840
Sofital S.A.F. e I.I.	1,043,546	1,088,060
Tarjeta Automática S.A.	114,866	252,697
Supervielle Asset Management S.A.	322,031	441,050
Espacio Cordial de Servicios S.A.	281,864	319,868
Supervielle Seguros S.A.	1,205,760	1,164,785
FF Fintech SUPV I	117,658	109,472
Micro Lending S.A.U	171,412	167,680
Invertir Online S.A.U e invertir Online.com Argentina	504,986	509,924
Supervielle Broker de Seguros S.A.	31,859	16,246
Bolsillo Digital S.A.U.	79,189	72,573
Futuros del Sur S.A.	193,910	192,378
Easy Cambio S.A.	8,204	10,416
	38,298,896	39,030,892
4.5 Property. plant and equipment
Vehicles	2,345	2,926
	2,345	2,926
4.6 Intangible Assets
Goodwill – Businness combination	4,201,055	4,201,055
Relations with clients	707,107	734,657
Brand	250,648	250,648
Proprietary Software & Technology	18,006	28,809
	5,176,816	5,215,169
4.7 Other non-financial assets
Overdrafts to employees	-	2,896
Retirement insurance	52,078	171,925
Other non-financial assets	60,132	-
	112,210	174,821

4.8 Other non-financial liabilities
Compensation and social charges payable	11,108	20,719
Miscellaneous creditors	291,953	325,893
Provision for long-term incentive	-	88,582
	303,061	435,194

69

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ended on		Three-month period ended on
	06/30/2021	06/30/2020	06/30/2021	06/30/2020
4.9 Interest income
Earned interests	128	3,592	10	3,584
	128	3,592	10	3,584

4.10 Interest expenses
Profit by government securities measure at amortized cost	(43,535)	(40,312)	(119,347)	16,774
	(43,535)	(40,312)	(119,347)	16,774

4.11 Net from financial instruments at fair value through profit or loss
Interests from Time Deposits	-	60,305	-	6,213
Income from Holding – MF	38,318	37,365	31,373	(56,507)
Income from Holding –Government Securities	-	120,115	-	106,756
	38,318	217,785	31,373	56,462

4.12 Other operating income
Subsidiaries’ advisory fees	133,098	130,388	62,712	63,308
Royalties	776	812	390	396
Revaluation of retirement insurance contributions	21,768	22,049	4,710	12,778
Income from technology solutions	27,657	-	15,954	-
Foreign source commissions	4,044	-	4,044	-
	187,343	153,249	87,810	76,482

4.13 Personnel expenses
Personnel expenses	22,103	82,700	6,658	41,883
	22,103	82,700	6,658	41,883

4.14 Administration expenses
Bank expenses	266	490	89	168
Professional fees	34,435	38,960	22,822	27,670
Fees to directors and syndics	99,593	138,964	71,389	103,894
Taxes. rates and contributions	3,245	9,867	2,288	6,396
Insurance	111	548	-	95
Expenses and office services	4,609	5,441	2,033	2,483
Other expenses	11,240	27,208	6,722	13,827
	153,499	221,478	105,343	154,533

4.15 Other operating expenses
Turnover tax from Service Activities	8,078	7,052	3,953	3,186
Turnover tax from Financial Activities	1,048	6,615	466	3,213
Tax from Personal Assets Company Shares and Participations	3,763	7,454	3,763	7,454
Compensatory interests	-	3	-	3
	12,889	21,124	8,182	13,856
4.16 Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A	(87,436)	1,345,840	(225,121)	766,973
Results from equity investment in IUDÚ Compañía Financiera S.A.	(22,448)	(17,297)	(12,599)	(5,465)
Results from equity investment in Tarjeta Automática S.A.	(137,831)	(117,880)	(76,405)	(54,910)
Results from equity investment in Supervielle Asset Management S.A.	196,953	199,245	114,159	132,788
Results from equity investment in Espacio Cordial de Servicios S.A.	(38,004)	(3,040)	(18,556)	(5,314)
Results from equity investment in Supervielle Seguros S.A.	243,521	328,069	102,828	192,671
Results from equity investment in Sofital S.A.F. e I.I.	6,585	105,112	6,740	82,287
Results from equity investment in Micro Lending S.A.U.	3,732	(22,712)	855	40,007
Results from equity investment in InvertirOnline S.A. e InvertirOnline.Com Argentina S.A.	(4,937)	95,081	(48,644)	43,956
Results from equity investment in FF Fintech S.A.	(32,277)	(1,304)	(13,439)	1,073
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.	(14,846)	(14,083)	(6,344)	(14,222)
Results from equity investment in Bolsillo Digital S.A.U.	(25,560)	(4,872)	(15,542)	(3,533)
Results from equity investment in Futuros del Sur S.A.	1,532	3,399	10,190	3,163
Results from equity investment in Easy Cambio S.A.	(2,213)	-	(1,147)	-
	86,771	1,895,558	(183,025)	1,179,474

70

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

5.	RESTRICTED ASSETS

As of June 30, 2021 and December 31, 2020, the Group does not hold restricted assets,

6.	COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of June 30, 2020 and December 31, 2020, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				06/30/2021	12/31/2020	06/30/2021	12/31/2020
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97,10%	97,10%	99,90%	99,90%
IUDÚ Compañia Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5,00%	5,00%	99,90%	99,90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card and Consumer Loans	87,50%	87,50%	99,99%	99,99%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management Company	95,00%	95,00%	100,00%	100,00%
Sofital S.A.F. e I.I	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of marketable securities	96,80%	96,80%	100,00%	100,00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina	Trading of products and services	95,00%	95,00%	100,00%	100,00%
Supervielle Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95,00%	95,00%	100,00%	100,00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100,00%	100,00%	100,00%	100,00%
InvertirOnline S.A.U.	Controlled	San Martin 344, C.A.B.A., Argentina	Settlement and Clearing Agent	100,00%	100,00%	100,00%	100,00%
InvertirOnline,Com Argentina S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Representations	100,00%	100,00%	100,00%	100,00%
Supervielle Productores Asesores de Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance Broker	95,24%	95,20%	100,00%	100,00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	100,00%	100,00%	100,00%	100,00%
Futuros del Sur S.A.	Controlled	Tres de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100,00%	100,00%	100,00%	100,00%
Easy Cambio S.A.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Services and exchange agency	100,00%	100,00%	100,00%	100,00%

(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99,87% as of 06/30/20 and 12/31/20,

71

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

On March 13, 2020, Grupo Supervielle S.A. and Sofital, integrated capital contributions to Supervielle Productores Asesores de Seguros S.A. for $ 30,000,000 and $ 1,498,800, respectively, as approved by the Extraordinary Meeting on March 12, 2020, increasing the share capital in the amount of $ 31,498,800, by issuing 31,498,000 new ordinary shares, Said capital increase is in the process of authorization by the corresponding regulators.

On March 13, 2020, Grupo Supervielle S.A. integrated a capital contribution to Futuros del Sur S.A. for $ 50,000,000 conformed as approved by the Extraordinary Assembly on March 12, 2020, increasing the share capital in the amount of $ 50,000,000, by issuing 50,000 ordinary shares with a nominal value of $ 1,000 each, Said capital increase is in the process of authorization by the corresponding regulators.

On March 13, 2020, Grupo Supervielle S.A. added a capital contribution to Bolsillo Digital S.A.U. for $ 48,000,000 as approved by the Extraordinary Meeting on March 12, 2020, increasing the share capital in the amount of 48,000,000, by issuing 48,000,000 ordinary shares, Said capital increase is in the process of authorization by the corresponding regulators.

As resolved by the Board of Directors on September 24, 2020, Grupo Supervielle S.A. made a capital contribution to Bolsillo Digital S.A.U, of $ 12,500,000 on October 5, 2020, which was capitalized on the same date, increasing the capital stock in the amount of $ 12,500,000 to $ 60,600,000, through the issuance of 12,500,000 non-endorsable registered common shares of par value of $ 1 each and entitled to 1 vote per share.

On October 16, 2020 Grupo Supervielle S.A. acquired 100% of the capital stock of Easy Cambio S.A., represented by 1,500 ordinary, nominative, non-endorsable shares, with a par value of $ 3,000 each and entitled to 1 vote per share.

As resolved by the Board of Directors on October 13, 2020, Grupo Supervielle S.A. made an irrevocable contribution to Play Digital S.A. of $ 34,571,700 on October 20, 2020 to subscribe 32,514,069 ordinary, book-entry shares, with a nominal value of $ 1 each and with the right to 1 vote per share. In addition, As resolved by the Board of Directors on December 2, 2020, Grupo Supervielle S.A. subscribed, on December 18, 2020, 9,233,052 ordinary, book-entry shares, with a par value of $ 1 each and with the right to one vote per share of Play Digital S.A. at a total price of $ 10,471,188.

In accordance with the resolution of the Board of Directors on March 3, 2021, Grupo Supervielle S.A. made a contribution to Play Digital S.A. of $ 6,832,612 on March 4, 2021 to subscribe 5,641,254 book-entry ordinary shares, with a par value of $ 1 and with the right to 1 vote per share. As of June 30, 2021, the participation of Grupo Supervielle S.A. in Play Digital it amounts to 3,487% of the share capital and votes.

In accordance with what was resolved by the Board of Directors on February 22, 2021, on March 4, 2021 Grupo Supervielle S.A. made a contribution to Bolsillo Digital S.A.U for $ 29,000,000, which was capitalized on the same date, increasing the capital stock in the amount of $ 29,000,000, raising it from $ 68,100,000 to $ 97,100,000, through the issuance of 29,000,000 non-endorsable nominative ordinary shares with a par value of $ 1 each and with the right to 1 vote per share.

In accordance with what was resolved the Board of Directors on April 22, 2021, on April 30, 2021 Grupo Supervielle SA subscribed and integrated 28,572,291 ordinary, nominative, non-endorsable shares, with a par value of $ 1 each and one vote per share of Supervielle Productores Asesores de Seguros SA, accompanying the capital increase in proportion to its shareholding.

In accordance with what was resolved the Board of Directors on June 23, 2021, on June 30, 2021, Banco Supervielle S.A. acquired from its controlling shareholder Grupo Supervielle S.A. its equity interest in Play Digital S.A. of 41,747,121 common book-entry shares with a par value of AR$ 1 and entitled to 1 vote per share, plus an irrevocable capital contribution capitalization in the amount of $ 6,832,612, for reasons of strategic and commercial convenience.

72

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following describes Controlled Companies’ shareholders’ equity and results:

As of June 30, 2021 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	310,402,402	275,133,361	35,109,485	(146,295)
IUDÚ Compañia Financiera S.A.	14,942,887	11,751,766	3,191,121	(445,686)
Tarjeta Automática S.A.	401,595	270,319	131,276	(157,522)
Supervielle Asset Management S.A.	480,651	141,671	338,980	220,996
Sofital S.A. F. e I.I.	1,566,452	2,839	1,563,613	(11,657)
Espacio Cordial de Servicios S.A.	526,578	190,913	335,665	(38,388)
Micro Lending S.A.U.	260,437	91,976	168,461	2,753
InvertirOnline,Com Argentina S.A.U. (2)	51,418	27,527	23,891	2,494
InvertirOnline S.A.U.	10,562,227	10,080,018	482,209	(4,499)
Supervielle Seguros S.A. (3)	2,566,933	1,299,676	1,267,257	504,753
Supervielle Productores Asesores de Seguros S.A.	99,761	66,310	33,451	(15,587)
Bolsillo Digital S.A.U,	107,051	27,862	79,189	(25,677)
Futuros del Sur S.A.	201,479	8,861	192,618	208
Easy Cambio S.A.	9,329	1,426	7,903	(2,487)

(1)	The net equity and the net result attributable to the owners of the parent company are reported.
(2)	Corresponds to the Financial Statement of InvertirOnline S.A.U, as of December 31, 2020.
(3)	The result is reported for twelve months.

As of December 31, 2020 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	302,598,371	266,852,197	35,564,333	2,771,358
IUDÚ Compañia Financiera S.A.	13,455,257	9,818,450	3,636,807	(787,571)
Tarjeta Automática S.A.	474,660	185,862	288,798	(290,810)
Supervielle Asset Management S.A.	697,061	232,905	464,156	391,264
Sofital S.A. F. e I.I.	1,635,334	5,754	1,629,580	184,486
Espacio Cordial de Servicios S.A.	691,742	317,689	374,053	(55,495)
Micro Lending S.A.U,	304,392	138,683	165,709	(6)
InvertirOnline,Com Argentina S.A.U.	51,418	27,527	23,891	2,494
InvertirOnline S.A.U.	7,727,660	7,240,952	486,708	100,653
Supervielle Seguros S.A. (2)	2,365,613	1,137,295	1,228,318	238,406
Supervielle Productores Asesores de Seguros S.A.	47,255	30,197	17,058	(32,967)
Bolsillo Digital S.A.U.	107,218	34,529	72,689	(29,540)
Futuros del Sur S.A.	251,916	59,506	192,410	107,364
Easy Cambio S.A.	17,531	7,141	10,390	(985)

(1)	Corresponds to the Shareholders´Equity and Net Income attributable to parent company.
(2)	The result is reported for six months.

As of June 30, 2021 and December 31,2020, balances with Grupo Supervielle S.A‘s controlled are as follows:

Assets	06/30/2021	12/31/2020
Cash and due from banks
Banco Supervielle S.A.	1,557	1,789
InvertirOnline S.A.U. Cta. Cte.	148,293	86,076
	149,850	87,865

Other financial assets
IUDÚ Compañía Financiera S.A.	-	1,534
Tarjeta Automática S.A.	-	45
Espacio Cordial De Servicios S.A.	186	159
	186	1,738

Liabilities
Other non financial liabilities
Debt with subsidiary- Sofital	18	-
Provisions - Banco Supervielle S.A.	219	97
	237	97

73

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As of June 30, 2021 and 2020, results with Grupo Supervielle S.A‘s controlled are as follows:

	06/30/2021	06/30/2020
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	1	23
Interests from current accounts – IUDÚ Compañía Financiera S.A.	-	2,686
Interest on paid account– IOL	126	883
	127	3,592

Other operating income
Banco Supervielle S.A.	122,184	119,689
Sofital S.A.F. e I.I.	99	99
Supervielle Asset Management S.A.	986	966
Tarjeta Automática S.A.	289	284
IUDÚ Compañía Financiera S.A.	9,777	9,579
Espacio Cordial de Servicios S.A.	539	584
	133,874	131,201
Administrative expenses
Bank expenses – Banco Supervielle S.A.	92	328
Rent – Banco Supervielle S.A.	2,947	4,192
Legal and accounting consultancy services	397	565
Fees for market operations - InvertirOnline S.A.U.	26	1244
	3,462	6,329

Net income from financial instruments at fair value through profit or loss
Interest from time deposits– IUDÚ Compañía Financiera	-	60,306
	-	60,306

7.	INCOME TAX

The following is a reconciliation between the income tax charged to income as of June 30,2021, that which would result from applying the current tax rate on the accounting profit:

06/30/2021
Comprehensive Income of the financial year Income Tax	(127,445)
Tax Rate in Force	30%
Result of financial year before Income Tax at the tax rate	(38,233)
Permanent differences (at tax rate):
- Result of equity investments	(26,032)
- Untaxed results	3,537
- Tax Inflation adjustment	27,029
- Corrections to the deferred	13,359
- Others	874
Income Tax/(Breakdown) of the fiscal year	(19,466)
- Deferred tax rate difference	(39,298)
- Affidavit adjustment 2020	(27,638)
- Others	(12,478)
Income tax balance in favor	(98,880)

74

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The detail of the accumulated tax loss and its prescription date are reported below

Tax break

Year	Amount	Tax deferred	DJ 2020	Prescribes
2021	(237,474)	(71,242)	(27,638)	2026

The evolution of liabilities balance from deferred tax is expressed as follows:

Item	Deferred income tax assets	Deferred income tax liabilities
At the beginning of the year	108,778	(49,990)
Changes of the fiscal year	(35,928)	(3,371)
At the end of the period	72,850	(53,361)

In June 2021, a law was enacted that establishes a new tiered aliquot structure for income tax with three segments based on the level of accumulated net taxable income. The new aliquots are:

-25% for accumulated net taxable income of up to AR$ 5 million;

-30% for the second tax bracket, which is for net taxable income of up to AR$ 50 million;

-35% for net taxable income of more than AR$ 50 million.

Said modification will be applicable for fiscal years beginning on or after January 1, 2021.

The impacts that this change produces on current tax 50,755 ( income) and and balances of deferred assets and liabilities, net 5,072 (gains), have been recorded in these financial statements, considering the effective rate that is applicable to the estimated date of the reversal of such deferred assets and liabilities.

8.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of June 30, 2021 is as follows:

	Other financial assets	Current income tax assets	Other non- financial assets	Deferred income tax assets	Other non- financial liabilities
To mature:
1st. Quarter	668,873	105,494	73,153	-	303,061
2nd. Quarter	-	-	13,019	-	-
3rd. Quarter	-	-	13,019	-	-
4th. Quarter	-	-	13,019	-	-
Over a year	-	-		19,489	-
Subtotal to mature:	668,873	105,494	112,210	19,489	303,061
Matured term	-	-	-	-	-
Total	668,873	105,494	112,210	19,489	303,061
At fixed rate
At floating rate	668,687	-	-	-	-
Not accrue interest	186	105,494	112,210	19,489	303,061
Total	668,873	105,494	112,210	19,489	303,061

9.	CAPITAL STOCK

As of June 30, 2021, and 2020 the corporate capital stock is the following:

Capital Stock	Nominal Value
Capital stock as of 06/30/2021	456,722
Capital stock as of 06/30/2020	456,722

75

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2021 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

10.	CASH AND DUE FROM BANKS

Cash and equivalents are considered to be the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	06/30/2021	12/31/2020	06/30/2020	12/31/2019
Cash and due from banks	150,513	90,438	17,392	203,884
Other financial assets	668,686	396,577	878,342	1,230,608
Cash and cash equivalents	819,199	487,015	895,734	1,434,492

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	06/30/2021	12/31/2020	06/30/2020	12/31/2019
Cash and due from Banks
As per Statement of Financial Position	150,513	90,438	17,392	203,884
As per the Statement of Cash Flows	150,513	90,438	17,392	203,884
Other financial assets
As per Statement of Financial Position	668,873	398,315	880,346	1,232,041
Other financial assets not considered as cash equivalents	(187)	(1,738)	(2,004)	(1,433)
Total	668,686	396,577	878,342	1,230,608

11.	SUBSEQUENT EVENTS

In accordance with what was resolved the Board of Directors on July 20, 2021, on August 5, 2021 Grupo Supervielle S.A. sold and transferred to its subsidiary Banco Supervielle S.A. its shareholding of 100% of the capital of Bolsillo Digital S.A.U., composed of 97,100,000 ordinary, nominative, non-endorsable shares, with a nominal value of $ 1 and 1 vote each.

76

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – OTHER DEBT SECURITIES

	HOLDING
Item	Balance at 06/30/21	Balance at 12/31/20
Argentine

Argentine National Bonus T2V1	-	162,076
Argentine National Bonus TV22	419,722	779,893
Total other debt securities	419,722	941,969
Total	419,722	941,969

77

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

	Gross carrying amount				Depreciation					Net carrying amount
Item	At the beginning of the year	Increases	Disposals	At the end of the period	At the beginning of the year	Aliquot	Disposals	Of the period	At the end of the period	06/30/2021	12/31/2020
Vehicles	5,811	-	-	5,811	(2,885)	5	-	(581)	(3,466)	2,345	2,926
Total	5,811	-	-	5,811	(2,885)		-	(581)	(3,466)	2,345	2,926

78

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

	Gross carrying amount					Depreciation				Net carrying amount
Item	At the beginning of the year	Increases	Disposals	At the end of the period	At the beginning of the year	Useful life	Disposals	Of the period	At the end of the period	06/30/2021	12/31/2020
Goodwill	4,201,055	-	-	4,201,055	-	-	-	-	-	4,201,055	4,201,055
Relations with clients	881,588	-	-	881,588	(146,931)	-	-	(27,550)	(174,481)	707,107	734,657
Brand	250,648	-	-	250,648	-	-	-	-	-	250,648	250,648
Proprietary Software & Technology	86,430	-	-	86,430	(57,621)	-	-	(10,803)	(68,424)	18,006	28,809
Total	5,419,721	-	-	5,419,721	(204,552)	-	-	(38,353)	(242,905)	5,176,816	5,215,169

79

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	Headquarters and branches		As of June 30, 2021 (per currency)	As of
Items	in the country	As 06/30/2021	Dollar	12/31/2020
ASSETS
Cash and Due from Banks	149,599	149,599	149,599	82,685
Other financial assets	275,626	275,626	275,626	311,592
Other non-financial assets	52,078	52,078	52,078	171,925
TOTAL ASSETS	477,303	477,303	477,303	566,202

LIABILITIES
Other non-financial liabilities	278,329	278,329	278,329	402,017
TOTAL LIABILITIES	278,329	278,329	278,329	402,017

NET POSITION	198,974	198,974	198,974	164,185

80

Grupo Supervielle S.A.

INFORMATIVE REVIEW AS OF JUNE 30, 2021

(in thousands of pesos)

Brief description of the business and evolution of operations

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services, Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required.

The result of the period ended on June 30, 2021, yields a profit of 107,979, which represents a return on average net worth negative of 0.5%, This result was originated, mainly, by the results of our investments in companies.

On April 27, 2021, the General Ordinary and Extraordinary Shareholders' Meeting approved the following distribution of the results of the 2020 fiscal year:

•	Optional reserve for future dividends: 341,000 (*)

•	Optional reserve: 2,718,768 (*)

•	Legal reserve 352,343 (*)

(*) Values expressed in currency of 12,31,2020

Grupo Supervielle S.A. is the parent company of the economic group and As of June 30, 2021 and December 31, 2020, recorded the following direct and indirect equity investments in its subsidiaries:

		Interest in capital stock
Company	Main Activity	06/30/2021	12/31/2020
Banco Supervielle S.A.	Commercial Bank	99,90%	99,90%
IUDÚ Compañia Financiera S.A.	Financial Company	99,90%	99,90%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99,99%	99,99%
Supervielle Asset Management S.A.	Asset Management Company	100,00%	100,00%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100,00%	100,00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100,00%	100,00%
Supervielle Seguros S.A.	Insurance company	100,00%	100,00%
Micro Lending S.A.U.	Financing investments	100,00%	100,00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100,00%	100,00%
InvertirOnline,Com Argentina S.A.U.	Representations	100,00%	100,00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100,00%	100,00%
Bolsillo Digital S.A.U.	Computer Services	100,00%	100,00%
Futuros del Sur S.A.	Settlement and Clearing Agent	100,00%	100,00%
Easy Cambio S.A.	Services and exchange agency	100,00%	100,00%

81

Grupo Supervielle S.A.

INFORMATIVE REVIEW AS OF JUNE 30, 2021

(in thousands of pesos)

Brief description of Related Companies

Banco Supervielle S.A. is a private equity bank founded by the Supervielle family, and has a history of 133 years in the Argentine financial system and a leading competitive position in certain market segments that are strategic for the company. Banco Supervielle's philosophy focuses on agility as a key part of its work culture, putting the client at the center of all its actions through the generation of profitable value propositions and promoting digital adoption. It is the main subsidiary of Grupo Supervielle, Since May 2016, the Group's shares have been listed on Byma and on the NYSE, As of December 31, 2020, its infrastructure supports its multi-channel distribution strategy, with a strategic national presence through 277 access points, 13 bank payment, sales and collection points; 79 points of sale of Iudú Compañía Financiera located in Walmart supermarkets, 457 ATMs, 221 self-service terminals and 256 express boxes with biometric identification. On the other hand, the Bank also offers financial services through 20 Automatic Card consumer financing centers, 5 MILA branches for customer support, completing the network with points of sale through 579 related agencies. Likewise, Supervielle offers solutions through its digital channels, applications and solutions developed for different business segments, and also offers products and services through Grupo Supervielle's digital attackers platforms to clients located throughout the country. As of June 30, 2021, the Bank records 310,402,402 worth assets and shareholders’ equity attributable to parent company of 35,109,485. Net income recorded in the six months period ended on June 30, 2021 amounted to 146,295 which mainly resulted from the financial margin and the service margin.

IUDÚ Compañia Financiera S.A,, is a financial service firm, subject to regulations issued by the Central Bank of the Argentine Republic, whose main business is made up by credit card and loan granting and the sale of insurance policies in Walmart Argentina’s outlets. As of June 30, 2021, recorded negative results of 445,686. On November 2, 2020, the Extraordinary Assembly of IUDÚ Compañia Financiera S.A, resolved, among other things, to reform the bylaws including the modification of the name of the Company to “IUDÚ Compañía Financiera S.A.”. By Resolution No, 3/2021 of the B.C.R.A, no objections were made to the aforementioned change of company name, On April 19, 2021, said change was registered with the General Inspection of Justice.

Tarjeta Automática S.A.’s main activity includes the issuance and administration of credit cards and consumer loans. The period ended on June 30, 2021, recorded negative results of 157,522. In November 2012, Tarjeta Automática started to market credit cards, personal loans and insurance policies on account and behalf of IUDÚ Compañia Financiera S.A, collecting a monthly fee for such services.

Supervielle Asset Management S.A. is focused on the promotion, instruction and administration of investment mutual funds pursuant to Law 24,083, its Ruling Decree and any other legal or ruling standard addressing such activities. As of June 30, 2021, earnings amounted to 220,996.

Sofital S.A.F. e I.I. is a company whose main activity includes financial operations and the administration of marketable securities, As of June 30, 2021, negative results to 11,657.

Espacio Cordial de Servicios S.A. is a company focused on the trading of all kinds of goods and services related to insurance, tourism, health plans and/or services and other goods and services. As of June 30, 2021, recorded negative results of 38,388.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., records shareholders equity for 1,267,257 and assets for 2,566,933. As of June 30, 2021, earnings amounted to 540,753.

Micro Lending S.A.U, is specializes in the financing of pledge credits, particularly used cars. As of June 30, 2021, recorded a profit results of 2,753.

InvertirOnline S.A.U, is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a reference in the Fintech sector in the country. As of June 30, 2021 InvertirOnline S.A.U obtained negative results of 4,499 and InvertirOnline,Com Argentina S.A.U, it presented a profit of 2,494 as December 31,2020.

Bolsillo Digital S.A.U, is a company dedicated to the commercialization of products and services related to the management and processing of payments. As of June 30, 2021, recorded a negative result of 25,677.

Futuros del Sur S.A. is a company whose main activity is to engage on its own account or on behalf of third parties or associated with third parties, in the country or abroad, to act as agent in the categories in which it is duly registered by the National Securities Commission. As of June 30, 2021, presented a profit of 208.

82

Grupo Supervielle S.A.

INFORMATIVE REVIEW AS OF JUNE 30, 2021

(in thousands of pesos)

Brief description of Related Companies

Supervielle Productores Asesores de Seguros S.A., is a company whose purpose is to carry out the activity of intermediation, promoting the conclusion of life, property and social security contracts, advising insured and insurable. As of June 30, 2021, it presented a negative result of 15,587.

Easy Cambio S.A. is a society that provides home and exchange agency services. As of June 30, 2021, it obtained negative result of 2,487.

83

Grupo Supervielle S.A.

INFORMATIVE REVIEW AS OF JUNE 30, 2021

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Statement of Financial Position	06/30/2021	12/31/2020	12/31/2019
Total Assets	321,031,374	313,209,307	254,944,880
Total Liabilities	276,344,149	267,631,880	213,641,216
Changes in Shareholders’ Equity	44,687,225	45,577,427	41,303,664
Total Liabilities plus Changes in Shareholders’ Equity	321,031,374	313,209,307	254,944,880

Income Statement	06/30/2021	06/30/2020	06/30/2019
Net income from interest	17,848,421	23,296,572	6,031,380
Net income from commissions	5,679,494	6,288,015	6,787,322
Net income before income tax	(229,835)	2,920,667	(59,991)
Total comprehensive income attributable to owners of the parent company - Earnings	(462,382)	2,643,661	(862,697)

Consolidated Cash Flow Statement	06/30/2021	06/30/2020	06/30/2019
Total operating activities	(5,190,269)	15,056,272	40,150,908
Total investment activities	(702,987)	(1,043,338)	(1,103,403)
Total financing activities	(8,408,279)	(6,772,424)	(12,081,632)
Effect of changes in exchange rate	7,987,616	1,135,203	41,235,371
Net increase in cash and cash equivalents	(6,313,919)	8,375,713	68,201,244

84

Grupo Supervielle S.A.

INFORMATIVE REVIEW AS OF JUNE 30, 2021

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	06/30/2021	12/31/2020	12/31/2019
Liquidity	13.40%	22.09%	31.45%
- Cash and cash equivalents (*1)	32,586,655	49,461,172	47,760,445
- Deposits	243,203,850	223,881,435	151,863,366

Solvency	16.17%	17.03%	19.33%
- Shareholders Equity	44,687,225	45,577,427	41,303,664
- Total Liabilities	276,344,149	267,631,880	213,641,216

Immobilization of Capital	9.24%	9.73%	10.08%
-Immobilized Assets (*2)	29,666,991	30,489,847	25,697,189
-Total Assets	321,031,374	313,209,307	254,944,880

(*1) Including cash, listed corporate and government securities and mutual funds shares,

(*2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items,

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

85

Grupo Supervielle S.A.

INFORMATIVE REVIEW AS OF JUNE 30, 2021

(in thousands of pesos)

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5,5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1,2,b), for financial years started on January 1, 2018. Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019 the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1, 2020, the financial statements are prepared in constant currency, In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16, Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5,5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions. Likewise, Communication “A” 6938 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “B” group Companies until January 1, 2021,a category that includes IUDÚ Compañia Financiera S.A,,; therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank, It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving IUDÚ Compañía Financiera classified as Group "C" as of October 1, 2020.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the aforementioned requirements, the following is set out:

•	Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;

•	the investment in financial entities and in the insurance company accounts for 81.1% of Grupo Supervielle S.A.’s assets, being the main assets of the Group.

•	95.13% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results.

•	Grupo Supervielle S.A. holds 99,90% direct and indirect stock investments in Banco Supervielle S.A. a 99,90% of IUDÚ Compañia Financiera S.A, and a 100% of Supervielle Seguros S.A., resulting in the Group’s control in those entities.

Perspectives

For the financial year 2021, Grupo Supervielle expects to keep its contribution to the Argentine economy evolution and growth through its credit origination.

86

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: September 13, 2021	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer